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As filed with the Securities and Exchange Commission on November 15, 1999

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FARGO ELECTRONICS, INC.
(Exact name of registrant as specified in its charter)

Minnesota (before reincorporation) Delaware (after reincorporation) (State or other jurisdiction of incorporation or organization)	334110 (Primary Standard IndustrialClassification Code Number)	45-0353190 (I.R.S. Employer Identification Number)

6533 Flying Cloud Drive
Eden Prairie, MN 55344
(612) 941-9470
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Gary R. Holland
Chief Executive Officer
FARGO ELECTRONICS, INC.
6533 Flying Cloud Drive
Eden Prairie, MN 55344
(612) 941-9470
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bruce A. Machmeier, Esq. Raymond L. Veldman, Esq. Oppenheimer Wolff & Donnelly LLP Plaza VII, Suite 3400, 45 South Seventh Street Minneapolis, Minnesota 55402 (612) 607-7000	Leland E. Hutchinson, Esq. Daniel P. Fowler, Esq. Winston & Strawn 35 W. Wacker Drive Chicago, Illinois 60601-9703 (312) 558-5600

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered(2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee

Common Stock, par value $0.01 per share	5,750,000	$16.00	$92,000,000	$25,576.00

(1)
Includes rights to purchase shares of Series C Preferred Stock.
(2)
Includes 750,000 shares that the underwriters have the option to purchase to cover over-allotments.
(3)
Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 15, 1999

[FARGO LOGO]

5,000,000 Shares
Common Stock

    Fargo Electronics, Inc. is offering 5,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $14.00 and $16.00 per share. We have applied to have the shares we are offering approved for quotation on the Nasdaq National Market under the symbol "FRGO."

Investing in our common stock involves risks.
See "Risk Factors" beginning on page 9.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Fargo	$	$

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    We have granted the underwriters a 30-day option to purchase up to an additional 750,000 shares of our common stock to cover over-allotments. BancBoston Robertson Stephens Inc. expects to deliver the shares of common stock to purchasers on            .

Robertson Stephens
Prudential Securities
Raymond James & Associates, Inc.

The date of this prospectus is

Inside Front Cover Graphic #1

Description: Photograph of company systems

Inside Front Cover Graphic #2

Description: Photograph of printed cards

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

    Until                 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

    We own or have rights to trademarks that we use in connection with the sale of our products. Fargo®, HDP™,andhigh definition printing™ are trademarks that we own. This prospectus also makes reference to trademarks and trade names of other companies.

SUMMARY

    This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all the information that you should consider in investing in our common stock. You should read the entire prospectus carefully, including the section titled "Risk Factors" and the financial statements and the notes to those financial statements.

Fargo Electronics, Inc.

    We are a leading developer, manufacturer and supplier of desktop systems and associated consumable supplies for the plastic card personalization and data encoding industry. We believe that we have built a reputation for technological leadership in our industry by applying our engineering expertise and knowledge of printing and data encoding to incorporate state-of-the-art technologies into our card personalization systems. Our introduction of a desktop card personalization system at a retail price of $3,995 in 1994 made Fargo the first company to bring a digital desktop card personalization system to the market for less than $10,000. We were also the first company worldwide to introduce dual sided card printing capabilities and the first to introduce a system that prints, encodes and laminates a separate, more durable material onto the card all in a single system. In addition, with the announcement of our new high definition printing (HDP) systems in 1999, Fargo was the first company to introduce high definition printing to the desktop market for less than $15,000, which was less than half the price of previously available comparable systems. High definition printing allows printing onto materials such as proximity cards and smart cards that have not been easily printable before the HDP system. We have embarked on a program of building our patent portfolio to protect our technological advances.

    The ability to customize cards using these advanced technologies, coupled with the convenience of desktop systems has created a market focused on the on-site production of high quality, tamper-resistant, personalized identification cards that can be created quickly and economically. Our customers use systems to create personalized cards for a wide variety of applications in various industries, including:

  •
  corporate security and access;

  •
  student identification and access;

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  driver's licenses, government and military identification;

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  transportation;

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  recreation and gaming;

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  retail loyalty and discount cards; and

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  membership cards and passes.

    Our strong relationships with our distributors and resellers provide us with a competitive advantage. We distribute our products through a global network of distributors and resellers in 97 countries. We have manufactured and sold more than 38,000 card personalization systems in the past five years.

    A number of social, technological, and commercial factors are increasing the demand for personalized identification and access cards. Concern for personal safety and property protection are increasing demand for personalized identification and access cards. CAP Ventures, Inc., a consulting and research firm, has estimated that the global market for digital desktop card personalization systems will grow at a compounded annual growth rate of 29% between 1998 and 2002. New technologies are increasingly being applied to these cards, including bar codes, magnetic stripes, proximity sensors, biometric technologies and small computer chips that store and process information. The need for security and the development of new technologies will foster a growing market for card personalization systems that involve high quality graphics applied to uneven surfaces in a wide variety of applications. Desktop card personalization systems are attractive because they are low cost, can be networked or operate as a stand-alone, work well in decentralized business environments and can provide instant issuance.

    Fargo's desktop card personalization systems are designed to capture the benefits of:

  •
  Highly functional systems, which can integrate multiple functions in a single unit, creating card solutions in a single step process;

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  Integrated, innovative technologies developed by us and others, to effectively manage the various electrical, mechanical, digital, and chemical processes required to print, laminate, and encode a card quickly and accurately within a single, compact system;

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  Reliability and durability, that consistently produce high-quality cards that are durable and secure; and

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  Broad array of systems, to meet the varying needs of end-users by offering several product lines including less sophisticated systems at lower prices.

    Our objective is to expand our position as a leading developer, manufacturer and supplier of systems and supplies for plastic card personalization and data encoding. Key elements of our strategy include:

  •
  Offering the highest quality systems, which are flexible and multi-functional, and consistently capable of producing highly durable and secure cards with sharp, long-lasting color images and graphics;

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  Continuing to introduce and apply new technologies, to develop new products;

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  Expanding our proprietary consumable supplies business, to enhance recurring revenues but also to maintain our business relationships with resellers through repeated transactions with them;

  •
  Continuing to support our well-established distribution channels, by providing technical support and training, marketing support, literature and business consulting services to help them better serve their customers;

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  Moving toward exclusive distribution for premium systems, domestically as we have with our international distributors that wish to sell our new Professional Series product line; and

  •
  Continuing to improve our business and manufacturing processes, to increase productivity and reduce cycle times, which may ultimately improve our operating margins and return on invested capital.

Corporate Information

    We were originally incorporated in North Dakota in 1974 as an electronics service company. In 1985, we reincorporated in Minnesota and we will reincorporate in Delaware immediately prior to this offering. In February 1998, we recapitalized our business and focused our efforts on the card personalization business. At that time, we brought in our current management team.

    We are located at 6533 Flying Cloud Drive, Eden Prairie, Minnesota 55344. Our telephone number is (612) 941-9470.

The Offering

Common stock offered by Fargo	5,000,000 shares
Common stock to be outstanding after the offering	11,765,625 shares
Use of proceeds	Repayment of certain indebtedness, redemption of preferred stock and accrued dividends and working capital and general corporate purposes. See "Use of Proceeds" on page 17.
Proposed Nasdaq National Market symbol	FRGO

    The outstanding share information set forth above is based on the number of shares outstanding as of September 30, 1999 and excludes:

  •
  227,813 shares of common stock issuable upon exercise of outstanding options at a weighted exercise price of $2.59 per share; and

  •
  194,062 shares available for future issuance under our stock option plan.

    Except as otherwise indicated, information in this prospectus:

  •
  assumes the reincorporation of Fargo into Delaware prior to the effectiveness of this offering;

  •
  reflects the automatic conversion of all outstanding shares of convertible preferred stock into 5,000,000 shares of common stock immediately prior to the closing of this offering;

  •
  reflects the redemption of all outstanding shares of redeemable preferred stock; and

  •
  assumes that the underwriters' over-allotment option will not be exercised.

Summary Financial Data
(In thousands, except per share data)

    The following table presents summary financial data for the three most recent completed fiscal years, the first nine months of 1998 and the first nine months of the current fiscal year. Since the information in this table is only a summary and does not provide all of the information contained in our financial statements, including related notes, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations", our financial statements and our Unaudited Pro Forma Condensed Financial Statements contained elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	1996	1997	1998	1998	1999

Statement of Operations Data:
Card products	$26,812	$38,645	$41,652	$30,783	$40,064
Non-card products	23,505	16,495	5,995	5,419	1,083

Total net sales	50,317	55,140	47,647	36,202	41,147
Gross profit	24,703	27,202	24,452	18,983	19,920
Operating expenses:
Research and development	1,470	1,845	1,586	1,050	2,796
Selling, general and administrative	9,332	10,456	8,307	6,183	7,011
Recapitalization costs(1)	—	—	8,386	8,386	—

Total operating expenses	10,802	12,301	18,279	15,619	9,807

Operating income	$13,901	$14,901	$6,173	$3,364	$10,113
Interest expense	—	—	(5,298)	(3,790)	(4,452)
Net income (loss)	13,301	14,206	(2,089)	(2,976)	3,808
Accrued dividends on redeemable preferred stock	—	—	(2,113)	(1,490)	(1,947)
Net income (loss) available to common stockholders	$13,301	$14,206	$(4,202)	$(4,466)	$1,861
Net income (loss) per common share:
Basic	$0.62	$0.66	$(0.98)	$(0.86)	$1.08
Diluted	$0.62	$0.66	$(0.98)	$(0.86)	$0.27
Weighted average common shares outstanding:
Basic	21,561	21,561	4,307	5,190	1,724
Diluted	21,561	21,561	4,307	5,190	6,885

(1)
Reflects expenses consisting primarily of employee compensation, legal and professional fees incurred by us in connection with our leveraged recapitalization in February 1998. See Note 2 of our financial statements. For the year ended December 31, 1998 and nine months ended September 30, 1998, excluding recapitalization costs and assuming we had been a C corporation the entire period, net income available to common stockholders would have been $3,709 and $3,419, respectively. For the year ended December 31, 1998 and nine months ended September 30, 1998, basic net income per common share would have been $0.86 and $0.66, respectively. For the year ended December 31, 1998 and nine months ended September 30, 1998, diluted net income per common share would have been $0.43 and $0.37, respectively.

	As of December 31,		As of September 30, 1999
	1997	1998	Actual	Pro Forma As Adjusted(1)

Balance Sheet Data:
Cash and cash equivalents	$4,555	$1,103	$2,635	$2,635
Working capital	10,074	5,184	8,095	13,243
Total assets	13,477	46,628	49,982	49,672
Note payable, stockholder	—	10,000	10,000	—
Note payables, bank	—	53,500	50,850	26,808
Series B, 8% redeemable preferred stock	—	32,113	34,060	—
Convertible participating preferred stock	—	8,000	75,000	—
Stockholder's equity (deficiency)	11,434	(59,825)	(124,959)	18,731

(1)
Reflects the conversion of our convertible participating preferred stock into our common stock and gives effect to the offering as if it had occurred on September 30, 1999.

RISK FACTORS

    This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding to invest in shares of our common stock. If any of the events described below occur, our business, financial condition and results of future operations could be materially and adversely affected. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those not presently known to us or that we currently deem immaterial, may also impair our business.

Risks Related to our Business

We rely on sole and single-source suppliers, which could cause delays, increases in costs and exposure to additional risks.

    We rely on outside vendors to manufacture or develop products and consumables that are used in our systems. We purchase critical components for our systems, including printheads, dye sublimation ribbons and microprocessors from separate single source suppliers. Our inability to obtain adequate deliveries or alternative sources of supply could cause delays, increases in costs and lower gross profit margins. Currently, our sole supplier of printheads is Kyocera, based in Japan, our current sole supplier of ribbons is Dai Nippon, also based in Japan and our current supplier of microprocessors is Motorola. If any of these suppliers is unable to ship critical components, we, together with others in our industry, would be unable to manufacture and ship products to our customers. If the price of printheads, ribbons or microprocessors increases for any reason, or if these suppliers are unable or unwilling to deliver, we may have to find another source which could result in interruptions, increased costs, delays and quality control problems. War, natural disaster, trade embargoes or economic hardship in Japan could also result in a disruption in shipments from our Japanese suppliers which could require us, together with the entire card personalization industry, to develop new sources of these supplies or else cause us to be unable to complete and ship orders to our customers.

We do not maintain significant inventories of component parts or finished goods and our failure to adequately forecast demand could damage our business.

    We try to manage our production of systems by maintaining no significant inventory of completed systems. We maintain only limited inventories of component parts and consumable supplies. We endeavor to produce systems as they are ordered, which causes us to forecast production based on past sales and our estimates of future demand. In the event that we significantly underestimate our needs or encounter an unexpectedly high level of demand for our systems or our suppliers are unable to deliver our orders of components in a timely manner, we may be unable to fill our product orders on time which could harm our reputation and result in reduced sales.

Our business success depends on the continued demand for digital card personalization systems.

    Because we sell only digital card personalization systems and related consumable supplies, our business depends on the continued demand from our customers for cards for identification and access control purposes. Demand for our products could decline if businesses and organizations use alternative technologies, such as biometrics, or reduce their dependence on identification cards. We cannot assure you that changes in the business environment or competition from current and potential competitors will not significantly erode the demand for our systems and cause our business to suffer. See "Business—Industry Background" beginning on page 30 and "Business—Our Strategy" beginning on page 32.

Technology in our industry evolves rapidly, and we must continue to enhance existing systems and develop new systems or we will lose sales.

    Rapid technological advances, rapidly changing customer requirements and fluctuations in demand characterize the market for our current products. Our existing and development-stage products may become obsolete if our competitors introduce newer or better technologies. To be successful, we must constantly enhance our existing systems and develop and introduce new systems. If we fail to anticipate or respond to technological developments or customer requirements, or if we are significantly delayed in developing and introducing products, our business will suffer lost sales and a smaller market share. See "Business—Our Strategy" beginning on page 32 and "Business—Research and Development" beginning on page 38.

We rely heavily on our distributors and resellers and if they do not effectively market or sell our products, we will lose revenue.

    All of our revenue comes from sales through our distributor and reseller network and we do not sell our products directly to end users. Although our distributors and resellers have made certain contractual commitments to us, they are independent businesses that we do not control. We cannot be certain that they will continue to market or sell our systems effectively. In particular, except for certain product lines, our agreements with our distributors and resellers are typically non-exclusive, so our distributors and resellers could carry competing product lines, devote their efforts to other products in different markets, reduce or discontinue sales of our products or fail to devote the resources necessary to provide effective sales and marketing support of our products, which could have a material adverse effect on our financial condition and results of operations. In addition, we are dependent upon the continued viability and financial stability of these distributors and resellers, many of which are small organizations with limited capital. We believe that our future growth and success will continue to depend in large part upon the success of our distributors in operating their own businesses.

Our competitors have substantial resources. Competition may result in price reductions, lower gross profits and loss of market share.

    We face significant competition in developing and selling our systems. Our principal competitors have substantial marketing, financial, development and personnel resources. To remain competitive, we believe that we must continue to provide:

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  technologically advanced systems that satisfy the demands of our customers;

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  superior customer service;

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  high levels of quality and reliability; and

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  dependable and efficient distribution networks.

    We cannot assure you that we will be able to compete successfully against our current or future competitors. Increased competition from manufacturers of systems or consumables may result in price reductions, lower gross margins and loss of market share and could require increased spending by us on research and development, sales and marketing and customer support. Some of our competitors may make strategic acquisitions or establish cooperative relationships with suppliers or companies that produce complementary products such as cameras, computer equipment, software or biometric applications. If any technology that is competing with ours becomes more reliable, higher performing, less expensive or has other advantages over our technology, then the demand for our products and services could decrease. Any of these factors could reduce our earnings. See "Business—Competition" beginning on page 39.

We sell a significant portion of our products internationally and purchase important components from foreign suppliers, which exposes us to currency fluctuations and other risks.

    We sell a significant amount of our products to customers outside the United States. International sales accounted for 33% of our net sales in the nine months ended September 30, 1999. International sales represented 36% of sales in fiscal 1998 and 38% of sales in fiscal 1997. We expect that shipments to international customers will continue to account for a material portion of our net sales. Sales outside the United States involve the following risks, among others:

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  foreign governments may impose tariffs, quotas and taxes;

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  political and economic instability may reduce demand for our products;

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  restrictions on the export or import of technology may reduce or eliminate our ability to sell in certain markets;

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  potentially limited intellectual property protection may cause us to refrain from selling in certain markets;

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  we may face difficulties in managing international operations;

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  we may face difficulties in collecting receivables; and

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  we may not be able to control our international distributors' efforts on our behalf.

    Because we denominate our international sales in U.S. dollars, currency fluctuations could also cause our products to become less affordable or less price competitive than those of foreign manufacturers. These factors may have a material adverse effect on our international sales. Any adverse impact on our international sales would affect our results of operations and would cause our business to suffer.

    In addition, we purchase components from a number of foreign suppliers and outsource certain manufacturing tasks to foreign manufacturers. Because we use foreign currencies to make our largest purchases, currency fluctuations could cause our purchasing costs to increase, which could adversely affect our results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 22.

If we are unable to effectively manage our growth, we may experience operating inefficiencies and have difficulty meeting the demand for our products.

    We have rapidly and significantly expanded our operations and anticipate that further expansion could be achieved. This expansion could place a significant strain on our management, product and support operations, sales and marketing personnel and other resources, and we may experience difficulty fulfilling the demand for our products which could harm our business. We cannot assure you that our systems, procedures or controls will be adequate to support the potential growth in our operations.

Our products depend on technology that we do not own.

    Our products incorporate technologies over which we have no control, including thermal printhead technology, dye sublimation ribbons, software and microprocessors. The owners of these technologies are free to sell or license these technologies to our competitors, agree to supply these technologies exclusively to a third party or enter the market for our systems as our competitor. If any of these events occur, the owners of these technologies could choose not to continue to supply us with vital system components, which would result in the diversion of our research and development resources and could result in lost revenue, inability to ship products and harm to our reputation. Some of these technologies are incorporated into new systems and if these systems are not able to ship due to the unwillingness of the owners of these technologies to supply our requirements, we will see a material adverse impact to our revenues in the foreseeable future.

If our systems fail to comply with domestic and international government regulations, or if these regulations result in a barrier to our business, we could lose sales.

    Our systems must comply with various domestic and international laws, regulations and standards. In the event that we are unable or unwilling to comply with any such laws, regulations or standards, we may decide not to conduct business in certain markets. Particularly in international markets, we may experience difficulty in securing required licenses or permits on commercially reasonable terms, or at all. Failure to comply with existing or evolving laws or regulations, including export and import restrictions and barriers, or to obtain timely domestic or foreign regulatory approvals or certificates could result in lost sales.

Our systems may have manufacturing or design defects that we discover after shipment, which could negatively affect our revenues, increase our costs and cause harm to our reputation.

    Our systems are complex and may contain undetected and unexpected defects, errors or failures. If these product defects are substantial, the result could be product recalls, an increased amount of product returns, loss of market acceptance and damage to our reputation, all of which could increase our costs and cause us to lose sales.

Our quarterly operating results may be volatile as a result of many factors and this may cause our stock price to fluctuate.

    We have experienced fluctuations in our quarterly operating results and we expect those fluctuations to continue due to a variety of factors. Some of the factors that influence our quarterly operating results include:

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  the number and mix of products sold in the quarter;

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  the availability and cost of components and materials;

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  costs and benefits of new product introductions;

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  customer order size and shipment timing; and

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  seasonal factors affecting timing of purchase orders.

    Because of these factors, our quarterly operating results are difficult to predict and are likely to vary in the future. If our earnings are below financial analysts' expectations in any quarter, our stock price is likely to drop. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 22.

We may not be able to adequately protect or enforce our domestic or international intellectual property rights or to protect ourselves against infringement claims of others.

    We believe that protecting our proprietary technology is important to our success and competitive positioning. We currently rely on a combination of patents, trademarks, license agreements and contractual provisions to establish and protect our intellectual property rights. Our failure to protect our intellectual property rights could have a material adverse effect on our business, results of operations and financial condition. We cannot be certain that the steps we take to protect our intellectual property will adequately protect our proprietary rights, that others will not independently develop or otherwise acquire equivalent or superior technology or that we can maintain any of our technology as trade secrets. The laws of some of the countries in which our systems are or may be sold may not protect our systems and intellectual property to the same extent as the United States or at all. We also cannot be certain that we have not infringed the proprietary rights of others. Any such infringement could cause third parties to bring claims against us, resulting in significant costs, possible damages and substantial uncertainty. We could also be forced to develop a non-infringing alternative which could be costly and time-consuming. See "Business—Intellectual Property" beginning on page 38.

If we fail to attract and retain highly skilled managerial and technical personnel, we may fail to remain competitive.

    Our future success depends, in significant part, upon the continued service and performance of our senior management and other key personnel, in particular Gary R. Holland, our Chief Executive Officer. Losing the services of Mr. Holland could impair our ability to effectively manage our company and to carry out our business plan. In addition, competition for skilled technical employees in our industry is intense. If we cannot attract and retain sufficient qualified technical employees, we may not be able to effectively develop and deliver competitive products to the market.

In addition to this offering, we may need to raise additional capital to fund our future operations and any failure to obtain additional capital when needed or on satisfactory terms could damage our business.

    We may need to raise or borrow additional capital in the future to fund our ongoing operations. Any equity or debt financing, if available at all, may be on terms that are not favorable to us and, in the case of equity offerings, may result in dilution to our stockholders. Any difficulty in obtaining additional financial resources including the inability to borrow on satisfactory financial terms, could force us to curtail our operations or prevent us from pursuing our growth strategy or otherwise cause us financial harm.

Our business could be adversely affected by year 2000 compliance issues.

    Many computer systems and applications use two-digit date fields to identify a given year. The so-called "Year 2000" or "Y2K" problem is the failure of date-sensitive computing systems and applications to properly recognize and process dates into and after the year 2000. These problems may cause incorrect processing of financial and operational information, and could result in business interruptions. We are currently seeking to identify and remediate our Year 2000 risk. We have assessed the Year 2000 compliance status of our existing software and hardware products, as well as our own internal software, hardware and other non-information technology systems (such as telephones, environmental systems and others). Based on our assessment, we believe that we will not have to take any corrective actions to address Year 2000 problems in these areas, and do not anticipate incurring significant additional costs to achieve Year 2000 compliance. Although we believe that our assessment was appropriate, we cannot assure you that we have identified all of the potential Year 2000 issues in our products and internal systems. Additionally, we do not currently know whether our vendors, distributors or other significant business partners will successfully achieve Year 2000 compliance for their products and internal systems. If we, our vendors, distributors or one of our significant business partners fails to identify and correct all Year 2000 problems, there could be unanticipated delays, expenses and a material adverse effect on our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Year 2000 Disclosure" beginning on page 27.

Risks Related to this Offering and our Common Stock

A significant number of shares are or will become available for sale and their sale could depress our common stock price.

    Sales of a substantial number of shares of our common stock in the public market after this offering could adversely affect the market price for our common stock and make it more difficult for us to sell equity securities at times and prices that we determine to be appropriate. Of our 11,765,625 shares of common stock outstanding after this offering, 5,000,000 shares sold in this offering will be freely tradable. Additional shares may be sold in the public market to the extent permitted by Rule 144 or exemptions under the Securities Act. All of our existing stockholders have agreed that they will not, without the prior written consent of BancBoston Robertson Stephens Inc. on behalf of the underwriters, directly or indirectly sell any of these restricted shares for 180 days after the date of this Prospectus. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time without prior notice, release all or some portion of the common stock subject to the lock-up agreements. Public sales after this offering may include shares issued under outstanding options. We intend to file a Registration Statement on Form S-8 following this offering to register all of the common stock issuable under our Amended and Restated 1998 Stock Option and Grant Plan. Under this Registration Statement, holders of vested stock options may generally exercise and immediately sell their shares to the public. See "Shares Eligible for Future Sale" beginning on page 54.

The stockholder rights plan and other anti-takeover provisions adopted by us may have the effect of discouraging, delaying or preventing a change of control of Fargo.

    In connection with this offering, Fargo will be reincorporated in Delaware. The provisions of Delaware law and of the certificate of incorporation and bylaws that we will adopt in connection with the reincorporation could make it difficult for a third party to acquire us, even though an acquisition might be beneficial to our stockholders. Our certificate of incorporation will provide our board of directors the authority, without stockholder action, to issue up to 10,000,000 shares of preferred stock in one or more series. Our board determines when we will issue preferred stock, and the rights, preferences and privileges (including voting rights) of any preferred stock. We do not presently intend to issue shares of preferred stock. However, your rights as a holder of common stock will be subject to, and may be adversely affected by, the rights of any future preferred stock holders. Preferred stock issuances may also cause significant dilution in your interests as a stockholder. By issuing preferred stock, we could also make it more difficult for a third party to acquire us.

    Our certificate of incorporation will not allow our stockholders to cumulate their votes to elect directors, and it will provide for a classified board, with each board member serving a staggered three-year term. In addition, our bylaws will establish an advance notice procedure for stockholder proposals and for nominating candidates for election as directors. In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. These provisions, along with the ability of our board of directors to issue shares of preferred stock, could prevent or delay any change in our control. In turn, this could adversely affect common stock market prices. See "Description of Capital Stock" beginning on page 50.

    Immediately prior to the effectiveness of this offering, we will adopt a stockholder rights plan, which will entitle certain of our stockholders to purchase our Series C preferred stock. These rights will not be exercisable until the acquisition by a person or affiliated group of 15% or more of the outstanding shares of our common stock, or the commencement or announcement of a tender offer or exchange offer which would result in the acquisition of 15% or more of our outstanding shares. The stockholder rights plan may have the effect of discouraging, delaying or preventing a change of control of Fargo.

There has been no prior public market for our common stock, and trading prices of our common stock may be volatile.

    There is currently no public market for our common stock. We cannot assure you that an active trading market for our common stock will develop, or, if one develops, that trading will continue. We will establish the initial public offering price through our negotiations with the representatives of the underwriters and you should not view the price as any indication of prices that will prevail in the trading market. The stock market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. In addition, market prices for shares of our common stock are likely to be highly volatile. Some specific factors which may have a significant effect on common stock market prices include:

  •
  actual or anticipated fluctuations in our operating results;

  •
  our announcements or our competitors' announcements of technological innovations or new products;

  •
  regulatory actions;

  •
  developments regarding patents or proprietary rights; and

  •
  changes in stock market analyst recommendations regarding our common stock, other comparable companies or the technology industry generally.

    See "Underwriting" beginning on page 56.

New investors will experience immediate and substantial dilution.

    The initial public offering price for a share of common stock is substantially higher than the pro forma net tangible book value per share of common stock. If you purchase shares of common stock in the offering, you will incur immediate and substantial dilution of $13.41 per share. Additional dilution in your shares is likely to occur upon exercise of outstanding stock options. See "Dilution" beginning on page 19.

Our executive officers and directors will be able to control all matters requiring stockholder approval including delaying or preventing a change in our corporate control.

    After this offering, our executive officers and directors and their affiliates will together control approximately 45% of the outstanding common stock, and will control approximately 43% of the outstanding common stock if the underwriters over-allotment option is exercised in full. As a result, these stockholders, if they act together, will be able to control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The interests of our executive officers and directors may differ from the interests of the other stockholders. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of our company and might affect the market price of our stock.

We do not pay dividends.

    We intend to use any future earnings to grow our business and do not intend to declare or pay dividends in the foreseeable future. Currently, our credit facility restricts us from paying dividends unless we meet certain financial covenants. See "Dividend Policy" beginning on page 17.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "expects," "future," "intends," "plans," and similar expressions to identify forward-looking statements. These statements are only predictions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which we are not aware. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described on the preceding pages and elsewhere in this prospectus.

    We believe that it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed above, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results, financial condition and stock price.

USE OF PROCEEDS

    The net proceeds to us from the sale of the 5,000,000 shares of common stock that we are offering are estimated to be approximately $69 million after deducting the underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that net proceeds will be $79 million.

    We plan to use the proceeds of this offering for the following:

  •
  To repay $10,000,000 of outstanding principal plus accrued interest under a promissory note held by Robert P. Cummins, a principal stockholder. This note bears interest at an annual rate of 12% and matures on August 18, 2004.

  •
  To redeem 30,000 shares of our redeemable preferred stock at an aggregate redemption price of $30,000,000 plus accumulated and unpaid dividends of approximately $4,060,000 as of September 30, 1999. We are required to redeem all of our redeemable preferred stock upon the closing of this offering. Dividends are mandatory and cumulative at an annual rate of 8%.

    The balance of the proceeds will be used to pay down bank debt or for general working capital purposes. The bank debt bears interest at variable rates based on either the bank's base rate or the eurodollar rate. During the first nine months of 1999 the weighted average annual interest rate on the debt has been 8.3%. The bank credit facility is composed of a revolving credit loan and a term loan that mature on February 18, 2003 and a term loan that matures February 18, 2004.

    Pending the uses described above, we intend to invest the net proceeds of the offering in short-term, interest-bearing securities. We have no current arrangements, commitments or understandings to acquire any business.

DIVIDEND POLICY

    Following the completion of the offering, our board of directors intends to use our earnings, if any, to repay remaining indebtedness under our credit facility, to support our operations and to finance expansion, and does not intend to declare or pay cash dividends on the common stock in the near future. Any dividends will be at the discretion of the board of directors and will depend on our financial condition, results of operations, capital requirements and such other factors as our board of directors may deem relevant. Currently, our credit facility restricts us from paying dividends unless we meet certain financial covenants.

CAPITALIZATION

    The following table sets forth our capitalization as of September 30, 1999:

  •
  on an actual basis; and

  •
  on a pro forma basis to give effect to the conversion of all outstanding shares of convertible preferred stock into shares of common stock and the sale of the common stock in this offering at an assumed initial public offering price of $15 per share and the application of the estimated net proceeds, after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

    This table should be read in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. See "Use of Proceeds" on page 17 and "Description of Capital Stock" beginning on page 50.

	As of September 30, 1999
	Actual	Pro Forma As Adjusted

Notes payable, bank	$50,850,000	$26,808,000
Note payable, stockholder	10,000,000	—
Series B 8% redeemable preferred stock including accrued dividends	34,060,000	—
Convertible participating preferred stock	75,000,000	—
Stockholders' equity (deficiency):
Common stock	17,656	117,656
Additional paid-in capital	931,844	144,831,844
Retained earnings (accumulated deficit)	(124,976,756)	(125,286,756)
Deferred compensation	(107,100)	(107,100)
Stock subscription receivable	(825,000)	(825,000)

Total stockholders' equity (deficiency)	(124,959,356)	18,730,644

Total capitalization	$44,950,644	$45,538,644

    The outstanding share information in the table above is based on the number of shares outstanding as of September 30, 1999. The table above excludes:

  •
  227,813 shares of common stock issuable upon exercise of outstanding options at a weighted exercise price of $2.59 per share; and

  •
  194,062 shares available for future issuance under our 1998 Stock Option and Grant Plan.

DILUTION

    Our pro forma net tangible book value (deficit) as of September 30, 1999 was approximately $(125) million or ($18.47) per share. Net tangible book value (deficit) per share represents our total tangible assets less our total liabilities and redeemable preferred stock, divided by the number of shares of our common stock outstanding. After giving effect to the conversion of our convertible preferred stock and the sale of the shares of common stock that we are offering and after deducting underwriting discounts, commissions and estimated offering expenses, and without taking into account any other changes in our net tangible book value (deficit) after September 30, 1999, our net tangible book value (deficit) as of September 30, 1999 would have been approximately $18.7 million, or $1.59 per share. This represents an immediate increase in net tangible book value of $20.06 per share to our existing stockholders and an immediate and substantial dilution in net tangible book value of $13.41 per share to new investors in this offering. Dilution is an accounting concept that refers to the difference between what an investor pays for shares of a company and the book value of the shares immediately after the transaction. Whenever the book value is less than the investor paid, the investor suffers dilution. The dilution to investors in the offering is as illustrated in the following table:

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value (deficit) per share as of September 30, 1999	$(18.47)
Increase per share attributable to new investors in this offering	20.06

Pro forma net tangible book value per share as adjusted after the offering		1.59

Dilution per share to new investors		$13.41

    The following table summarizes, on a pro forma basis as of September 30, 1999, the number of shares of common stock purchased from us by existing stockholders and by new investors in this offering, the total consideration paid and the average price paid per share.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent

Existing stockholders	6,765,265	57.5%	$9,037,501	10.8%	$1.34
New investors	5,000,000	42.5	75,000,000	89.2	$15.00

Total	11,765,265	100.0%	$84,037,501	100.0%

    The information presented above with respect to existing stockholders assumes the conversion of our convertible preferred stock into 5,000,000 shares of common stock. The table assumes that no shares are purchased in this offering by existing stockholders. To the extent existing stockholders purchase shares in the offering, their percentage ownership, total consideration and average consideration per share will be greater than is shown. The foregoing discussion and table also assumes no exercise of any stock options after September 30, 1999. As of September 30, 1999 there were options outstanding to purchase a total of 227,813 shares of common stock. The issuance of common stock in connection with the exercise of these options will result in further dilution to new investors. For a complete discussion of these options, see "Management—Stock Option and Grant Plan" on page 44 and note 7 to our financial statements.

SELECTED FINANCIAL DATA
(in thousands, except per share data)

    The data presented below as of and for the nine months ended September 30, 1999 and as of and for the years ended December 31, 1996, 1997 and 1998 are derived from our audited financial statements, included elsewhere in this prospectus. The financial data as of and for the years ended December 31, 1994 and 1995 are derived from our audited financial statements which are not included in this prospectus. The financial data as of and for the nine months ended September 30, 1998 are derived from our unaudited financial statements included elsewhere in this prospectus. Such unaudited financial statements have been prepared by us on a basis consistent with our annual audited financial statements and, in the opinion of our management, contain all normal recurring adjustments necessary for a fair presentation of the financial position and the results of operations for the applicable periods. Operating results in the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1999 or any subsequent period. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 22, our financial statements and related notes beginning on page F-1, our Unaudited Pro Forma Condensed Financial Statements and related notes beginning on page P-1, and other financial information included elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	1994	1995	1996	1997	1998	1998	1999
						(unaudited)

Statement of Operations Data:
Net sales	$34,229	$50,058	$50,317	$55,140	$47,647	$36,202	$41,147
Cost of sales	16,878	25,547	25,614	27,938	23,195	17,219	21,227

Gross profit	17,351	24,511	24,703	27,202	24,452	18,983	19,920

Operating expenses:
Research and development	1.467	1,588	1,470	1,845	1,586	1,050	2,796
Selling, general and administrative	7,342	9,060	9,332	10,456	8,307	6,183	7,011
Recapitalization costs(1)	—	—	—	—	8,386	8,386	—

Total operating expenses	8,809	10,648	10,802	12,301	18,279	15,619	9,807

Operating income	8,542	13,863	13,901	14,901	6,173	3,364	10,113
Other income (expense):
Interest expense	—	—	—	—	(5,298)	(3,790)	(4,452)
Interest income	61	271	202	183	109	71	72
Other, net	(372)	(961)	(802)	(878)	(273)	(361)	258

Total other expense	(311)	(690)	(600)	(695)	(5,462)	(4,080)	(4,122)

Income (loss) before provision for income taxes	8,231	13,173	13,301	14,206	711	(716)	5,991
Provision for income taxes	—	—	—	—	(2,800)	(2,260)	(2,183)

Net income (loss)	8,231	13,173	13,301	14,206	(2,089)	(2,976)	3,808
Accrued dividends on redeemable preferred stock	—	—	—	—	(2,113)	(1,490)	(1,947)

Income (loss) available to common stockholders	$8,231	$13,173	$13,301	$14,206	$(4,202)	$(4,466)	$1,861

Net income (loss) per common share:
Basic	$0.38	$0.61	$0.62	$0.66	$(0.98)	$(0.86)	$1.08

Diluted	$0.38	$0.61	$0.62	$0.66	$(0.98)	$(0.86)	$0.27

Weighted average common shares outstanding:
Basic	21,561	21,561	21,561	21,561	4,307	5,190	1,724

Diluted	21,561	21,561	21,561	21,561	4,307	5,190	6,885

	Year Ended December 31,					Nine Months Ended September 30,
	1994	1995	1996	1997	1998	1998	1999
						(unaudited)

Pro forma income tax data (unaudited):
Pro forma provision for income taxes	—	—	—	—	$256	$(258)	—
Pro forma net income (loss) available to common stockholders	—	—	—	—	$(1,658)	$(1,948)	—
Pro forma net income (loss) per common share:
Basic and diluted	—	—	—	—	$(0.39)	$(0.38)	—
Pro forma weighted average common shares outstanding:
Basic and diluted	—	—	—	—	4,307	5,190	—
Pro forma net income (loss) per common share (unaudited):
Basic	—	—	—	—	$(0.49)	$(0.48)	$0.28
Diluted	—	—	—	—	$(0.49)	$(0.48)	$0.27
Weighted average common shares outstanding (unaudited):
Basic	—	—	—	—	8,636,134	9,292,616	6,723,558
Diluted	—	—	—	—	8,636,134	9,292,816	6,884,583

	As of December 31,
						As of September 30, 1999
	1994	1995	1996	1997	1998

Balance Sheet Data:
Cash and cash equivalents	$3,387	$6,952	$5,720	$4,555	$1,103	$2,635
Working capital	7,617	13,978	11,026	10,074	5,184	8,095
Total assets	11,072	17,193	16,017	13,477	46,628	49,982
Note payable, stockholder	—	—	—	—	10,000	10,000
Notes payable, bank	—	—	—	—	53,500	50,850
Series B, 8% redeemable preferred stock	—	—	—	—	32,113	34,060
Convertible participating preferred stock	—	—	—	—	8,000	75,000
Stockholder's equity (deficiency)	8,778	15,251	12,442	11,434	(59,825)	(124,959)

(1)
Reflects expenses consisting primarily of employee compensation, legal and professional fees incurred by us in connection with our leveraged recapitalization in February 1998. See Note 2 of our financial statements. For the year ended December 31, 1998 and nine months ended September 30, 1998, excluding recapitalization costs and assuming we had been a C corporation the entire period, net income available to common stockholders would have been $3,709 and $3,419, respectively. For the year ended December 31, 1998 and nine months ended September 30, 1998, basic net income per common share would have been $0.86, and $0.66, respectively. For the year ended December 31, 1998 and nine months ended September 30, 1998, diluted net income per common share would have been $0.43 and $0.37, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. The following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by forward-looking information due to many factors, including those set forth under "Risk Factors" beginning on page 9 and elsewhere in this prospectus.

Overview

    We design, manufacture, sell and support a broad line of products for plastic card personalization and data encoding.

    In February 1998, we recapitalized our company pursuant to which a group of investors acquired an 80% interest in Fargo. In connection with this recapitalization, we received $32 million in equity financing and incurred indebtedness of $70 million. The outstanding shares of common stock held by our founder and sole stockholder were redeemed with $87 million in cash, issuance of $6 million of redeemable preferred stock and the issuance of a $10 million note payable. This stockholder retained a 20% interest in Fargo.

    The recapitalization was accounted for as a leveraged recapitalization such that our assets and liabilities remain at their historical bases for financial reporting purposes. For income tax purposes, the transaction was treated as a taxable business combination such that the financial statements reflect a "step-up" in tax basis.

    Non-recurring expenses of approximately $8.4 million were incurred, primarily in the form of cash and stock bonuses to employees, immediately prior to the recapitalization.

    Subsequent to the recapitalization, we have focused our business strategy on the design, manufacture and sales of products for plastic card personalization and data encoding. Product lines that are not related to our current strategy are in the process of being discontinued. These products constituted approximately $4.1 million, $10.0 million and $20.4 million in net sales in 1998, 1997 and 1996, respectively, and $1.1 million and $3.6 million for the nine-month periods ended September 30, 1999 and 1998, respectively.

    The following table sets forth, for the periods indicated, the net sales related to plastic card personalization and encoding (card) products, and products not related to plastic card personalization (non-card):

	Years Ended December 31,			Nine Months Ended September 30,
	1996	1997	1998	1998	1999
	(in thousands)

Card products	$26,812	$38,645	$41,652	$30,783	$40,064
Non-card products	23,505	16,495	5,995	5,419	1,083

Net sales	$50,317	$55,140	$47,647	$36,202	$41,147

Results of Operations

    The following table sets forth, for the periods indicated, certain selected financial data expressed as a percentage of net sales:

	Years Ended December 31,			Nine Months Ended September 30,
	1996	1997	1998	1998	1999

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	50.9	50.7	48.7	47.6	51.6

Gross profit	49.1	49.3	51.3	52.4	48.4
Operating Expenses:
Research and development	2.9	3.3	3.3	2.9	6.8
Selling, general and administrative	18.6	19.0	17.4	17.1	17.0
Recapitalization costs	—	—	17.6	23.1	—

Total operating expenses	21.5	22.3	38.3	43.1	23.8

Operating income	27.6%	27.0%	13.0%	9.3%	24.6%

Comparison of Nine Months Ended September 30, 1999 and 1998

    Net sales.  Net sales increased 13.7% to $41.1 million for the first nine months of 1999 compared to $36.2 million for the first nine months of 1998. The mix of sales changed significantly during this period with sales of plastic card personalization products increasing 30.1% to $40.1 million in 1999 from $30.8 million in 1998. Sales of products not related to plastic card personalization decreased 80.0% to $1.1 million in 1999 compared to $5.4 million in 1998.

    Gross profit.  Gross profit as a percentage of net sales for the nine-month period decreased to 48.4% in 1999 from 52.4% in 1998. The decrease was primarily due to an unfavorable exchange rate on the yen, which caused a 2.1% decrease in gross margin, and purchase price variances for new products that we plan to introduce in 2000. The yen impacts our gross profit since we purchase our ribbons from Japanese suppliers.

    Research and development.  Research and development expenses increased 166.2% to $2.8 million in the first nine months of 1999 as compared to the same period in 1998 when we spent $1.1 million. Engineering expenses as a percentage of net sales were 6.8% for the first nine months of 1999 compared to 2.9% for the first nine months of 1998. Research and development expenses consist primarily of engineering salaries and prototype component costs. These increases relate to the development of our new high-definition (HDP) product line and other new plastic card personalization technologies.

    Selling, general and administrative.  Selling, general and administrative expenses increased 13.4% to $7.0 million in the first nine months of 1999 compared to $6.2 million in the same period in 1998. As a percentage of net sales, selling, general and administrative expenses were 17.0% in the first nine months of 1999 compared to 17.1% in 1998. The dollar increase in 1999 was principally attributable to additional promotion expenses. In addition, in the first nine months of 1999, we incurred higher professional fees related to updating our internal accounting and manufacturing systems to address Year 2000 compliance.

    Recapitalization costs.  In connection with the recapitalization, we incurred non-recurring expenses of $8.4 million in 1998, primarily in the form of cash and stock bonuses to employees. As a percentage of revenue, the recapitalization costs were 23.1% for the first nine months of 1998.

    Operating income.  Operating income increased 200.7% to $10.1 million in the first nine months of 1999 as compared to the first nine months of 1998. Operating income was $3.4 million in the first nine months of 1998. As a percentage of net sales, operating income was 24.6% in the first nine months of 1999 and 9.3% in the first nine months of 1998. The increase in operating income as a percentage of net sales in the first nine months of 1999 was principally attributable to the recapitalization costs of $8.4 million or 23.1% of net sales. Without the recapitalization costs, operating income for the first nine months of 1998 would have been $11.7 million or 32.5% of net sales.

    Interest expense.  Interest expense totaled $4.5 million in the first nine months of 1999 compared to $3.8 million for the same period in 1998. Prior to the recapitalization in February 1998, we had no debt and, therefore, no interest expense. The weighted average interest rate on our term loan for the first nine months of 1999 was 8.3% compared to 8.4% in 1998. The interest rate on the note payable to stockholder was 12% for both periods.

    Income tax expense.  Income tax expense for the nine-month period ended September 30, 1999 was $2.2 million which results in an effective tax rate of 36.4%. The difference between our effective tax rate and the statutory rate is primarily due to state income taxes. Income tax expense for the nine months ended September 30, 1998 was $2.3 million.

Comparison of Years Ended December 31, 1998, 1997 And 1996

    Net sales.  Net sales decreased 13.6% to $47.6 million in 1998 from 1997 and increased 9.6% to $55.1 million in 1997 from 1996. Net sales were $50.3 million in 1996. The mix of net sales changed significantly during this period with sales of plastic card personalization products increasing 7.8% to $41.7 million in 1998 and increasing 44.1% to $38.6 million in 1997. Net sales of plastic card personalization products totaled $26.8 million in 1996. Sales of products not related to plastic card personalization decreased 63.7% to $6.0 million in 1998 and decreased 29.8% to $16.5 million in 1997. Sales of products not related to plastic card personalization totaled $23.5 million in 1996.

    Gross profit.  Gross profit as a percentage of net sales increased to 51.3% in 1998 from 49.3% in 1997 and 49.1% in 1996. The increase was primarily due to a favorable exchange rate on the yen, which caused a 1.6% increase in gross profit in 1998.

    Research and development.  Research and development expenses decreased 14.0% to $1.6 million in 1998 as compared to 1997 and increased 25.5% to $1.8 million in 1997 as compared to $1.5 million in 1996. The decrease in 1998 was due to the discontinuing of development efforts on products not related to plastic card personalization. The increase in 1997 was due to increased development expenditures on products not related to plastic card personalization. Research and development expenses as a percentage of net sales were 3.3% in 1998, 3.3% in 1997 and 2.9% in 1996. Research and development expenses consist primarily of salaries and prototype components.

    Selling, general and administrative.  Selling, general and administrative expenses decreased 20.6% to $8.3 million in 1998 and increased 12.0% to $10.5 million in 1997. Selling, general and administrative expenses were $9.3 million in 1996. As a percentage of net sales, selling, general and administrative expenses were 17.4% in 1998, 19.0% in 1997 and 18.6% in 1996. The decrease as a percentage of net sales in 1998 was principally attributable to selling and promotion expenses being focussed solely on products related to plastic card personalization. These decreases were partially offset by higher professional fees related to updating our internal accounting and manufacturing systems to address Year 2000. The increase as a percentage of net sales in 1997 was due to the introduction and promotion of products not related to plastic card personalization.

    Recapitalization costs.  In connection with the recapitalization, non-recurring expenses of $8.4 million were incurred in 1998, primarily in the form of cash and stock bonuses to employees.

    Operating income.  Operating income decreased 58.6% to $6.2 million in 1998 as compared to 1997 and increased 7.2% to $14.9 million in 1997 as compared to $13.9 million in 1996. As a percentage of net sales, operating income was 13.0% in 1998, 27.0% in 1997 and 27.6% in 1996. The decrease in operating income as a percentage of net sales in 1998 was principally attributable to the recapitalization costs of $8.4 million or 17.6% of net sales. Without the recapitalization costs, 1998 operating income would have been $14.6 million or 30.6% of net sales.

    Interest expense.  Interest expense totaled $5.3 million in 1998. Prior to the recapitalization in 1998, we had no debt and, therefore, no interest expense. The weighted average interest rate on our term loan agreement in 1998 was 8.4% and the interest rate on the note payable to stockholder was 12%.

    Income tax expense.  Income tax expense totaled $2.8 million in 1998. Prior to the recapitalization, we had elected S Corporation status, therefore the periods prior to February 18, 1998 do not reflect income tax expense. The primary component of the income tax expense relates to the income tax expense recognized for the deferred tax liabilities that existed when the we elected to be taxed as a C corporation on February 18, 1998.

Quarterly Results and Seasonality

    The following table sets forth certain unaudited quarterly financial data for 1998 and the first three quarters of 1999. In our opinion, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The operating results for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended
	1998				1999
	March 31	June 30	September 30	December 31	March 31	June 30	September 30

Net sales	$11,051	$11,164	$13,987	$11,445	$12,067	$13,873	$15,207
Cost of sales	5,152	5,437	6,630	5,976	6,215	7,037	7,975

Gross profit	5,899	5,727	7,357	5,469	5,852	6,836	7,232
Operating expenses:
Research and development	304	339	407	536	715	965	1,116
Selling, general and administrative	1,956	1,993	2,234	2,124	2,377	2,490	2,144
Recapitalization costs	8,386	—	—	—	—	—	—
Total operating expenses	10,646	2,332	2,641	2,660	3,092	3,455	3,260

Operating (loss) income	(4,747)	3,395	4,716	2,809	2,760	3,381	3,972
Other income (expense):
Interest expense	(684)	(1,533)	(1,573)	(1,508)	(1,527)	(1,471)	(1,454)
Interest income	39	7	25	37	18	27	27
Other, net	(143)	16	(234)	89	140	96	22

Total other expense	(788)	(1,510)	(1,782)	(1,382)	(1,369)	(1,348)	(1,405)

(Loss) income before provision for income taxes	(5,535)	1,885	2,934	1,427	1,391	2,033	2,567
Provision for income taxes	418	719	1,123	540	507	741	935

Net (loss) income	$(5,953)	$1,166	$1,811	$887	$884	$1,292	$1,632

    We have experienced and expect to continue to experience quarterly variations in net sales as a result of a number of factors including, among other things, the number and mix of products sold in the quarter, the availability and cost of components and materials, costs and benefits of new product introductions, customer order size and shipment timing and seasonal factors affecting timing of purchase orders. Net sales tend to be lower in the winter months and higher in the quarter ending September 30 reflecting the timing of purchase decisions by customers in the education market.

Liquidity and Capital Resources

    We have historically financed our operations and capital requirements through cash flows generated from operations. Working capital was $8.1 million, $5.2 million and $10.1 million at September 30, 1999 and December 31, 1998 and 1997, respectively. Our current ratio was 1.9, 1.7 and 5.9 at September 30, 1999 and December 31, 1998 and 1997, respectively.

    Cash generated from operating activities for the first nine months of 1999 totaled $5.6 million due to net income of $3.8 million, depreciation of $700,000, a decrease in deferred taxes of $1.7 million and an increase in accounts payable and accrued expenses of $2.2 million. These cash flows were partially offset by increases in accounts receivable of $1.5 million and inventories of $1.2 million. During the first nine months of 1999, we used $1.4 million for the purchase of equipment and leasehold improvements compared to approximately $840,000 for the same period in 1998. Cash flows used in financing activities investing activities during the first nine months of 1999 were primarily for the repayments on our term loan of $2.7 million.

    Cash used in operating activities for 1998 was $1.9 million due to the net loss for the period of $2.1 million and an increase in accounts receivable of $2.2 million. These uses were partially offset by a decrease in deferred income taxes of $1.8 million and an increase in accrued liabilities of $818,000. Cash generated from operations in 1997 and 1996 were $14.7 million and $15.7 million, respectively; primarily generated by net income. Cash used in investing activities during 1998, 1997 and 1996 was $920,000, $620,000 and $835,000, respectively, primarily for the purchase of equipment and leasehold improvements. Cash used in financing activities in 1998, 1997 and 1996 was $597,000, $15.2 million and $16.1 million, respectively. In 1998, financing activities primarily reflected the impact of the recapitalization. In 1997 and 1996, cash used in financing activities was exclusively for the payment of cash dividends to our sole stockholder.

    At September 30, 1999, our borrowings consisted of $50.8 million owed under the term loan agreement and $10.0 million note payable to stockholder. In addition, we have a revolving credit facility available that permits us to borrow up to $3.0 million. We intend to use a portion of the net proceeds of this offering to repay the note payable to stockholder and to repay a portion of our borrowings under the term loan agreement. See Unaudited Pro Forma Condensed Financial Statements.

    We plan to use a portion of the net proceeds of this offering to repay all of the outstanding 8% redeemable preferred stock, plus accrued dividends.

    We believe that funds generated from operations, together with the net proceeds of this offering and available credit under our term loan and revolving credit agreements will be sufficient to finance our current operations and planned capital expenditure requirements for at least the next twelve months.

Interest Rate Hedging

    Under procedures and controls established by management, we enter into contractual arrangements (derivatives) in the ordinary course of business to hedge our exposure to interest rate risks. The counterparties to these contractual arrangements are major financial institutions. Although we are exposed to credit loss in the event of nonperformance by these counterparties, this exposure is managed through credit approvals, limits and monitoring procedures and, to the extent possible, by restricting the period over which unpaid balances are allowed to accumulate. We do not anticipate nonperformance by counterparties to these contracts, and no material loss would be expected from such nonperformance.

    We manage interest expense using a mix of fixed, floating and variable rate debt. To help manage borrowing costs, we may enter into interest rate swaps. Under these arrangements, we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. The fair value of interest rate derivatives outstanding as of September 30, 1999, was not material. A one-percentage point adverse change in interest rates, upon which these contracts are based, would not cause these instruments to have a material impact on future earnings.

Inflation

    We do not believe that inflation has had a material effect on our results of operations in recent years. There can be no assurance, however, that our business will not be adversely affected by inflation in the future.

Year 2000 Disclosure

    Many currently installed computer systems and software products are dependent upon internal calendars coded to accept only two digit entries in the date code field. In order to distinguish 21st century dates from 20th century dates, computer systems and software products must accept four digit entries in the date code field. As a result, computer systems and software used by many companies may need to be upgraded to comply with Year 2000 requirements.

    We believe that all of our financial reporting and resource planning systems are Year 2000 compliant. Our other software is generally certified by the vendors to be Year 2000 compliant or is not considered critical to our operations.

    External professionals and internal information systems and engineering personnel have assessed our internal-use computer software and equipment. Generally, we believe that our internal use computer equipment is Year 2000 compliant and our internal-use software. Our operating system, networking software, office application suite and electronic mail applications have been certified by the vendors to be Year 2000 compliant, or updates for Year 2000 readiness have been made available by the vendors for downloading over the Internet. We plan to use our internal information systems and engineering personnel to complete Year 2000 readiness downloads during 1999. We currently expect total expenditures to become Year 2000 capable, to be in the range of $350,000 to $400,000, of which 15% represents internal costs. As of September 30, 1999, we have spent an estimated $300,000 on implementing our plan. We do not specifically track all costs associated with employees working on Year 2000 projects, but we have included these in the range above. We will fund Year 2000 expenditures from our cash flows from operations and expect that the total remediation costs will not have a material adverse effect our financial condition, results of operations or liquidity.

    Our operations are not dependent on any form of electronic data interchange with our customers or vendors, other than the cash balance reporting system made available to us by our bank. Our bank has certified that its systems have the ability to process dates beyond the Year 2000.

    In the event that our Year 2000 readiness efforts for our internal use systems are insufficient or if any of our customers or vendors fail to complete any required Year 2000 remediation of their systems, we could suffer delays in product delivery or experience delays in customer payments. Any such product or system failures could have a material adverse effect on our financial condition, results of operations or liquidity.

    At this time, we believe it is unnecessary to adopt a contingency plan covering the possibility that our computer systems, or those of its vendors or customers, will not be at an adequate stage of Year 2000 readiness by the end of 1999. However, as part of its Year 2000 readiness efforts, we will continue to consider the need for a contingency plan based on a periodic evaluation of target dates for completion of its readiness efforts.

Recently Issued Accounting Standards

    Effective with our year end 1998 financial statements, we adopted Statement of Financial Accounting Standard No. 131 (SFAS No. 131), "Disclosure About Segments of an Enterprise and Related Information," which requires disclosure of segment data in a manner consistent with that used by an enterprise for internal management reporting and decision making. Accordingly, we report our operations as a single segment under SFAS No. 131.

    Effective with our year end 1998 financial statements, we adopted SFAS No. 130, "Reporting Comprehensive Income," which established standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Our comprehensive income is equal to our net income for all periods presented.

    In March 1998, the AICPA issued SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," (SOP No. 98-1). SOP No. 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria have been met. We adopted SOP No. 98-1 beginning on January 1, 1999. The adoption did not have a material impact on our financial position or results of operations.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." We must adopt this standard no later than January 1, 2001. We are reviewing the requirements of this standard. Although we expect that this standard will not materially affect our financial position or results of operations, we have not yet determined the impact of this standard on our financial statements.

BUSINESS

Overview

    We are a leading developer, manufacturer and supplier of desktop systems and associated consumable supplies for the plastic card personalization and data encoding industry. We believe that we have built a reputation for technological leadership in our industry by applying our engineering expertise and knowledge of printing and data encoding to incorporate state-of-the-art technologies into our card personalization systems. Our introduction of a desktop card personalization system at a retail price of $3,995 in 1994 made Fargo the first company to bring a digital card personalization system to the market for less than $10,000. We were also the first company worldwide to introduce dual sided card printing capabilities and the first to introduce a system that prints, encodes and laminates a separate, more durable material onto the card all in a single system. In addition, with the announcement of our new HDP systems in 1999, Fargo was the first company to introduce high definition printing to the desktop market for less than $15,000, which was less than half the price of previously available comparable systems. High definition printing is a technology that opens new markets for us because it allows printing onto materials such as proximity cards and smart cards that have not been easily printable before the HDP system.

    Our plastic card personalization systems incorporate a thermal printing process called thermal dye sublimation that allows the printing of color images to materials that typically would not accept direct printing. Used in conjunction with digital technology, thermal dye sublimation has within the past ten years become a viable method for printing full-color, photographic quality images directly on PVC (poly vinyl chloride) and polyester cards. Thermal dye sublimation techniques enable high quality text, logos, photographic and other images to be diffused into plastic cards quickly and efficiently using a digital camera, a computer with card design software and a thermal dye sublimation printer. Our systems also have built-in data encoding capabilities for embedding personalized information into magnetic striped cards, proximity cards and smart cards. We specially design our personalization systems to provide optimal performance with the dye sublimation and resin ribbons used in our systems and we supply these ribbons, along with high quality plastic cards and laminating materials, to our customers upon their initial equipment purchase and on a continuing basis as these items are consumed.

    The ability to customize cards using these advanced technologies, coupled with the convenience of a desktop system, has spawned an industry focused on the on-site production of high quality, tamper-resistant, personalized identification cards that can be created quickly and economically. Our systems are used to create personalized cards for a wide variety of applications in various industries, including:

  •
  corporate security and access;

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  student identification and access;

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  driver's licenses, government and military identification;

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  transportation;

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  recreation and gaming;

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  retail loyalty and discount cards; and

  •
  membership cards and passes.

    Our products are distributed through a global distribution network in 97 countries and we have manufactured and sold more than 38,000 card personalization systems within the past five years.

    Since our inception in 1974 as an electronics service company and manufacturer of intelligent printers, we have used our engineering expertise and knowledge of printing and data encoding technologies to build a reputation for technological leadership in our industry. Historically, we have leveraged our engineering capabilities to develop systems for multiple markets, including bar code printers, color office printers and card personalization systems. In February 1998, we completed a corporate restructuring that included a distribution of product lines involved in the manufacture and sale of vinyl sign printers for signs larger than 11" × 17" in size, digital decal presses that print and cut decals, and compact disk printers that print on compact disk recordable media. As part of the restructuring, we brought in our current management team and shifted our focus to the card personalization market. We continue to be a technological leader in this market, incorporating the latest personalization technologies into our systems.

Industry Background

    Certain social, technological and commercial factors are increasing the demand for personalized identification and access cards. As concern for personal safety and property protection has heightened in the wake of well-publicized security breaches and violent crimes at businesses, hospitals and schools, personalized identification cards are increasingly being used as a means of both visual and electronic identification and to control access to these premises. In addition, new applications for personalized cards are being driven by the development of bar codes, magnetic stripes, proximity sensors, biometric technologies and small computer chips called "smart chips" that store and process information on personalized cards. We believe that these phenomena—the need for security and the development of new technologies—will foster a growing market for digital card personalization systems. We believe that new biometric technologies such as fingerprint reading and voice recognition will be integrated with personalized card systems for added security. These factors will increase the demand for identification card products that involve high quality graphics applied to uneven surfaces in a wide variety of applications.

    CAP Ventures, Inc., a consulting and research firm, estimates that the digital desktop card personalization segment of our industry totals approximately $110 million of wholesale sales. CAP Ventures expects this market to grow 29% per year through 2002. Over the same period they expect the non-U.S. market to grow at an even faster compounded annual growth rate of 35%. This market data does not include the analog card market. We believe that the analog card market currently comprises a large majority of the total card personalization market and will shift to a market dominated by digital technology. This expected market transformation will create additional opportunities for digital manufacturers.

    For many years the primary method of producing identification cards was to overlay instant photographs and type-set text or logos on a plastic card and then apply a plastic laminate over the card for durability and longevity. The development of digital imaging and direct-to-card thermal dye sublimation processes in the late 1980's created the opportunity to create more durable identification and access cards that offer superior graphic and design capabilities and are less susceptible to alteration or forgery. The development of systems incorporating high definition printing, such as HDP, permits high quality images to be printed on cards with uneven surfaces and of varying size and thickness, such as smart cards and proximity cards. Traditional systems that could deal with the demands of printing on smart cards and proximity cards were expensive and difficult to use.

    The digital card personalization market is characterized by two general types of systems—"central issue" and "instant issue" systems. Central issue systems typically involve batch processing, printing, and the embossing (raising of certain areas of the card to form letters or numbers) of plastic cards, often at a different location from where the relevant data is collected. Cards are usually sent or issued to individuals days or weeks after the initial processing begins. Central issue processing is typically used in large scale programs such as processing of credit cards and, in many cases, issuing of drivers licenses. Central issue systems are generally much larger and substantially more expensive than instant issue systems.

    Instant issue systems, which are typically desktop systems, are used to print personalized cards on demand for issue to the cardholder within moments after processing. Instant issue systems are typically used in small and medium scale applications such as student ID card issuance at high schools or colleges and corporate access control, but are beginning to penetrate the market for large scale applications that were once the sole province of central issue systems.

    The prospects for growth in the instant issue market are more attractive than the growth prospects for the central issue market due to the following factors:

  •
  instant issue systems are far less expensive than central issue systems;

  •
  smaller desktop systems provide greater flexibility because they may be attached to a network, linked together in groups or operate as a stand-alone system;

  •
  there is a trend in many business and government sectors to decentralize operations; and

  •
  instant issuance provides immediate and personalized service to cardholders for greater customer satisfaction.

    CAP Ventures, Inc. estimates that the worldwide market for desktop personalization systems and consumable supplies will grow at an annual compounded growth rate of 29% from 1998 to 2002. We expect this market to continue to grow worldwide due to the following:

  •
  increased demand from corporate, institutional and government users for personalized security and access cards because of personal security and property protection concerns;

  •
  continuing migration among users from analog, film based systems to digital direct-to-card printing systems;

  •
  development of reliable printing on proximity cards and smart cards through high definition printing;

  •
  introduction of new technologies such as bar codes, magnetic stripes, proximity sensors and "smart" cards; and

  •
  increased demand for desktop systems over central issue printers.

The Fargo Solution

    We provide desktop card personalization solutions that enable cost-effective, high speed production of personalized cards on demand. Our systems incorporate innovative technologies that encode data and create high quality images on a variety of plastic cards for visual and electronic identification and access control. Our solution provides the following benefits:

    Highly functional systems.  Our systems integrate multiple functions in a single unit, creating complete card solutions in a single-step process. For example, a single Fargo system can use thermal dye sublimation and resin thermal transfer to print multi-colored photographs or logos and singled-colored text or bar codes in the same process and on both sides of a card. Our built-in lamination feature can then apply an added layer of durability and protection to the card surface, including custom holographic images. Within the same card system, a proximity card, smart card or magnetic stripe can be encoded with personalized data. Our systems can rapidly perform these various functions on several cards simultaneously for instant printing of high quality personalized cards.

    Integrated, innovative technologies.  We have consistently been successful seeking out and incorporating innovative technologies, developed by us and others, to create integrated, precise solutions. One of the greatest challenges in our industry is to construct a system that can effectively manage the various electrical, mechanical, digital and chemical processes required to print, laminate and encode a card quickly and accurately within a single, compact system. Our systems incorporate two print methods, thermal dye sublimation and resin thermal transfer, to create images either directly on a card or on the underside of special film that becomes bonded to the card through our pioneering high definition printing process. By precisely controlling the heat and pressure applied by the ceramic printhead, in concert with the movements of a chemically engineered print ribbon, our systems create exceptionally sharp color images. Our integrated lamination and data encoding features are also among the many innovative technologies that work together in our technologically advanced card personalization systems.

    Reliability and durability.  We make highly reliable desktop systems that consistently produce high quality cards that are durable and secure, qualities that are of vital importance to end users. Our printing processes diffuse images and text into the card surface and our lamination techniques add a layer of protection that adheres to the cards to prevent tampering after the card has been printed and encoded. Because lamination and data encoding are done inside a single card system, the opportunities for deliberate tampering or an encoding error are greatly reduced. In addition, our line of integrated consumable supplies is specially designed for optimal use in our systems.

    Broad array of systems.  While our premium systems incorporate multiple functions, we seek to meet the varying needs of end users by offering several product lines including less sophisticated systems at lower prices. We currently offer four principal product lines with variations within each line to meet customer needs.

    Flexibility and ease of use.  All of our systems can be integrated into a network or operated as a stand alone system. Because our systems are relatively compact, they are easily moved from one location to another. Although our systems are technically sophisticated, they do not require a high level of technical sophistication to operate, so end users can create personalized cards quickly and easily. All of our systems are designed to be interoperable with the hardware, software and other equipment most often used by our resellers so they can create systems tailored to their customers' needs.

    Training and technical support.  We provide training and technical support to our resellers and systems integrators to assist them in marketing and servicing our systems. Our on-site training workshops, instructional videos and live telephone support assist our resellers in helping end users make the purchasing decision that best suits their particular needs.

Our Strategy

    Our objective is to expand our position as a leading developer, manufacturer and supplier of systems and supplies for plastic card personalization and data encoding. Key elements of our strategy include the following:

    Maintain leadership position by offering the highest quality systems.  We believe that distributors, systems integrators and end users in our market make purchasing decisions based less on price than on the quality of systems and services. In our view, the highest quality systems are flexible and multi-functional, offer reliable performance and produce highly durable and secure cards with sharp, long-lasting color images and graphics, all at a price that is affordable to almost any user. The Fargo brand has become associated with quality due to the training and technical support services that we provide to our resellers who, in turn, provide knowledgeable advice and assistance to end users. We plan to expand our portfolio of high quality desktop systems and attempt to offer a broader range of optional capabilities at various price points. We also remain committed to supporting our resellers so that they can offer quality service to end users.

    Continue to introduce and apply new technologies.  Fargo has historically been the industry leader in new product and feature introductions. We were the first company to introduce a digital color desktop card personalization system to the market for under $10,000 and the first to offer double sided printing and built-in card lamination capabilities. In addition, we were the first company to introduce a high definition card personalization system for under $15,000. We believe that product development will continue to be a key driver of growth in our market. As new personalization technologies emerge, such as biometrics, we plan to vigorously pursue applications for those technologies in our card personalization systems. We believe that applications of new technology to personalized cards could open new market segments and create new distribution channels for our systems. To enhance our technological advantage, we plan to continue to invest significant engineering resources in product development.

    Expand our proprietary consumable supplies business.  Sales of consumable supplies, such as ribbons, overlaminates and blank cards, comprised 48% of our revenues in 1998. We work closely with the manufacturers of these items to ensure that our supplies are the best available for use in our systems. For example, in cooperation with one of our suppliers, we have developed a technology that improves the printing of the ribbon for optimal performance with HDP personalization systems. Sales of consumable supplies are valuable not only as recurring revenue, but also as a way to maintain our business relationships with resellers through repeated transactions with them. Maintaining relationships with resellers and access to their customers through our supplies business helps us reach those customers when we introduce new systems. We intend to maintain our business as a supplier of consumable supplies for our card personalization systems and to continue developing integrated proprietary supplies for optimal performance with Fargo systems. We have patents or patents pending on many of our proprietary supplies.

    Continue to support our well established distribution channels.  We believe that our strong relationships with distributors, resellers and systems integrators provide us with a competitive advantage. Our reputation for quality, technological innovation and rapid delivery contribute to the popularity of our products among resellers. We provide technical support and training, marketing support, literature and business consulting services to resellers to help them better serve their customers. In addition, we believe that our pricing structure allows for greater profitability throughout the distribution chain than our competitors. Greater profits at the reseller level provide an incentive for our distribution channels to sell our products. Our resellers also remain committed to us because we do not compete with them by attempting to sell directly to their customers, nor do we attempt to package our systems with designated peripheral equipment and software. Rather, we allow our resellers to integrate our open, compatible systems with third-party components of their choice, which enables our resellers to create value added solutions to satisfy the particular needs their customers. In addition, as systems integrators, our resellers occasionally conceive new applications for card personalization systems during the course of integrating our systems into broader solutions for end users. By actively communicating with our resellers we are able to track technological developments in our industry and gain valuable insights into potential new applications for our systems. We are committed to supporting our distribution channels and leveraging our strong relationships to maintain our competitive advantage.

    Move toward exclusive distribution for premium systems.  As with our international distributors, we have asked our domestic distributors and resellers that wish to sell our new Professional Series product line to commit to a distribution arrangement which requires, among other things, that our products constitute 80% of our resellers' total dollar volume of sales of card personalization systems and that our distributors sell exclusively Fargo products. Our distribution partners have reacted favorably to this product line and distribution philosophy and have begun to enter into these agreements with us.

    Continually improve our business and manufacturing processes.  Our just-in-time manufacturing and delivery process has allowed us to reduce our inventory costs and provide better service to our distribution channel. Our cross-functional team approach to management, research and development and manufacturing fosters multi-tasking among our workforce and provides us with greater flexibility, reduced costs and better quality products and services. We are also pursuing a strategy of outsourcing the assembly of component parts whenever it is cost effective and consistent with our standards of quality. We are actively seeking other ways to increase productivity and reduce cycle times in order to improve our operating margins and return on invested capital.

Digital Card Personalization Technologies

    Printing technologies.  Currently, there are two primary digital card printing technologies used to print personalized cards—direct-to-card printing and high definition printingtechnology. We manufacture systems that use each of these technologies.

    Direct-to-card printing is the most common technology used by digital card printers to print images directly onto the surface of a plastic card. The process involves heating a special print ribbon beneath a thermal printhead and pressing down so that the ribbon is in contact with the card and the printhead rests on the top of the ribbon, resulting in the transfer of color from the ribbon to a blank card. This method requires that the card be clean and very flat, as the printhead itself is flat and must contact all of the card in order to lay down a proper print. Because PVC is the most conducive material on which to print, almost all of the blank cards used with our systems are made with a clear PVC layer on both sides of the card. Most card printers in the market today use this direct-to-card technology, including substantially all of the printers that we have manufactured to date.

    We recently announced our new line of high definition printing systems. High definition printing is a new process in which the printer first prints images onto a special clear film which is then laminated onto the surface of a blank card through heat and pressure. Because the graphics and text are printed on the underside of the film, the image is "sandwiched" between the film and the card for greater durability than direct-to-card printing. By printing on the film rather than directly on the surface of a card, the ceramic printheads in our HDP systems are less susceptible to damage that can result from contact with debris or imperfections on the hard surface of a card. High definition printing also eliminates the printing irregularities that can occur in direct-to-card printing when the printhead passes over a dirty or uneven area and fails to maintain contact with the card surface. For example, our HDP systems are ideal for printing on proximity cards and smart cards, which tend to have uneven surfaces due to embedded wires and smart chips. In summary, high definition printing results in very high image quality and greater print durability than direct to card printing, and the ability to print on virtually any card size, type or chemical composition, including biodegradable cards.

    Print methods.  Dye sublimation is the process our printers use to print smooth, continuous tone images that look truly photographic. This process uses a dye based ribbon roll that is partitioned by a number of consecutive color panels. The panels are grouped in a repeating series of the three process colors—yellow, magenta, and cyan—along the entire length of the ribbon. There can be additional panels for black and for a protective overlay as well as for printing on both sides of the card. During printing, a ceramic printhead containing hundreds of thermal elements heats the dyes on the ribbon which then vaporize and diffuse into the surface of either the card (for direct-to-card printing) or the HDP film. A separate pass is made for each of the panels on the ribbon. By combining the colors of each panel and by varying the heat used to transfer these colors, the printer is able to produce millions of photo realistic colors.

    Resin thermal transfer is the process our printers use to print sharp solid color, typically black, text and bar codes. Resin thermal transfer is required to create machine readable bar codes that can be read by infrared bar code scanners. Like dye sublimation, this process uses the same thermal printhead to transfer color from the ribbon roll to the card or the HDP film. The difference, however, is that solid dots of color are transferred in the form of a resin-based ink which adheres to the surface of the card when heated. This produces single color images. Resin black panels are included on many of our full color dye sublimation ribbons so that you can automatically print both dye sublimation and resin images on the same card. This gives cards the benefits of both print methods. Resin-only ribbons are also available for use with our direct-to-card printers for printing economical one-color cards in as fast as 5 seconds. These ribbons consist of a continuous roll of a single resin color and can produce up to 1,000 cards per ribbon. Black and a variety of other resin ribbon colors are available.

    Data encoding.  In addition to printed photographs, text and bar codes, our concept of card personalization also includes encoding of personalized data on magnetic stripes, proximity cards and smart cards. Data encoding capabilities are available on most of our card personalization systems. Magnetic stripe technology is the oldest and most widely used technology for encoding identification and stored value data on cards and is available in all of our systems. Digitized data is stored on a magnetic stripe by altering the polarity of microscopic particles (usually iron oxide) embedded in a resin. Our systems encode data on magnetic stripes in a binary format, with the polarity of the particles shifting from north-south to south-north as the recording mechanism in our systems progresses down the stripe. When the cards are swiped through a reader, the polarity changes are detected, which allows the data to be interpreted.

    The term "smart card" commonly refers to any plastic card with an embedded integrated circuit microchip or an on-board microprocessor. Smart card data is most commonly accessed by direct electrical contact with a smart card reader that makes contact with a gold plate on the card face and then reads and transmits data electronically. Contactless smart cards have an electronic microchip and an antenna embedded inside that allow the card to communicate with an antenna/coupler unit without physical contact. A smart card data encoding option is available on most of our systems to electronically record data on smart chips as the cards are processed through our systems.

    Proximity cards have embedded electronic circuits that store data that can be read by a proximity reading device without the need for the card to make physical contact with the reader. Users can leave their proximity cards inside their wallet or purse while the reader processes the code, making the convenience of proximity cards increasingly popular for access control applications. We anticipate that we will offer a proximity card encoding option in our HDP systems in January of 2000. We are currently investigating various methods of encoding biometric data—such as fingerprints or voice recognition features—on cards through our systems.

Our Products

    We currently manufacture four different product lines with a variety of options within each product line as illustrated in the following chart.

	HDP Printers	Direct-To-Card Printers

	HDP710/720	Pro-L/Pro	4250/4225	Quatro/Uno

Print Method	Dye sublimation/ resin thermal transfer	Dye sublimation/ resin thermal transfer	4250: Dye sublimation/resin thermal transfer 4225: Resin thermal transfer	Quatro: Dye sublimation/resin thermal transfer Uno: Resin thermal transfer

Color Capability	Full Color	Full color and monochrome	4250: Full color and monochrome 4225: Monochrome	Quatro: Full color and monochrome Uno: Monochrome

Maximum Print Speed	17 seconds	Pro-L: 20 seconds Pro: 25 seconds	4250: 35 seconds 4225: 6 seconds	Quatro: 40 seconds Uno: 5 seconds

Printing Sides	HD720: Dual HD710: Single	Dual	Single	Single

Magnetic Stripe Option	Yes	Yes	Yes	Yes

Smart Card Option	Yes	Yes	Yes	No

Card Hopper Capacity	250	100	100	50

Networking Capability	Yes	Yes	Yes	No

Compatibility	PC/Mac	PC	PC/Mac	Quatro: PC/Mac Uno: PC

    We sell our products to resellers who offer our products to end-users typically as part of an integrated system that may also include a digital camera, a computer with card design software and other equipment manufactured by other companies. All of our systems are designed to be interoperable with the hardware, software and other equipment most often used by our resellers.

    In addition to manufacturing card personalization systems, approximately 48% of our business is supplying our independent distributors and resellers with consumable supplies that are engineered to work compatibly with our printers, such as ribbons and overlaminates. Our consumable supplies business provides us with recurring revenues because our supplies are proprietary and unique to our systems. We engineer these supplies in cooperation with the manufacturers of these materials and some are specially designed and manufactured to produce superior cards and prevent operator errors. Printer ribbons have a panelized appearance and are used to create the images on the cards. Each ribbon prints a fixed number of cards so that an end user or distributor can calculate the number of ribbons needed to print a certain number of cards. Overlaminates are applied after the printing process and increase the durability of the cards. These overlaminates are offered in clear material, a standard holographic material, and in a custom holographic application where the end user may customize the holograph in the overlaminate in order to increase security as well as durability. In order to mitigate some of the difficulties that card systems experience in printing on uneven or dirty cards, we sell blank cards that are optically scanned to ensure that they are as clean and defect free as reasonably possible. Both the ribbons and the overlaminates include proprietary technology owned by their respective manufacturers and, in some cases, technology owned by us. Blank cards, however, are essentially a commodity item that may be purchased through a variety of sources. We also sell, as part of our supplies business, replacement parts for the systems and extended warranties.

Sales and Marketing

    Distribution channels.  We market and sell our products through a distribution channel of independent distributors and resellers in 97 countries worldwide. We believe that our distribution network is the largest and most dedicated in our industry. In the United States, our distribution network currently includes approximately 267 direct resellers, as well as nine distributors who distribute our products to their approximately 1,400 resellers nationwide. Our international distribution network includes 84 resellers and 37 distributors throughout Europe, Asia, Africa, Latin America and Australia. Our largest ten distributors and resellers accounted for a combined total of 40% of sales in 1998. We support our distribution network and end-user customers through our offices in Eden Prairie, Minnesota. As of September 30, 1999, we directly employed 41 individuals engaged in sales, marketing and technical support.

    Resellers sell a variety of identification and access control components from different manufacturers, and customize systems for end-user applications as part of their systems integration business. Because these sales channels provide specific equipment, software, configuration, installation, integration and support services required by end users within various market segments, these relationships allow us to reach end users worldwide in a broad variety of industries. We do not compete with our distributors or resellers by selling directly to end-users.

    Marketing activities.  Our marketing operations include customer relations, specification development and market research functions, marketing communications, and technical and training services. Our marketing group works closely with our research and development personnel to develop ideas for new products and product enhancements to better meet the needs of end users. As part of our strategic planning, we are continually analyzing the market for our products and evaluating our strengths and weaknesses compared with our competition. Our distribution partners have been a valuable source for ideas and information and we communicate regularly with our distribution channel to solicit their input and gather feedback from end users.

    We routinely conduct promotional efforts targeted at distributors and resellers, as well as directly to potential end users such as corporations, schools, hospitals and others. Our web site provides visitors with information about the company and our systems, allows them to contact us via e-mail, and also allows special access to our authorized distribution network to obtain detailed product specifications, pricing information and technical updates. We also actively participate in industry trade shows, both as an exhibitor at larger tradeshows and with our distribution partners at smaller, regional tradeshows. All leads generated by our marketing activities are referred to an appropriate authorized distributor or reseller.

    We provide training and technical support to our distributors and resellers to assist them in marketing and servicing our systems. Our on-site training workshops, instructional videos and live telephone support assist our resellers in helping end users make the purchasing decision that best suits their particular needs. We also guarantee three day repair time for personalization systems that are sent to us for repair, whether or not those systems are covered by a warranty. In addition, our resellers are able to become Authorized Fargo Service Providers so that they can provide technical support directly to their customers. Many of them also offer their customers maintenance and support contracts for their integrated card personalization solutions.

    End-users and applications.  Our card personalization systems are used to create personalized cards for a wide variety of applications by end users in many different vertical markets, as illustrated below:

Corporate	Access control; employee identification; parking passes
Education	Access control; student identification; stored value for bookstore and cafeteria; library card
Government	Drivers' licenses; military identification; social services identification and stored value
Healthcare	Access control; employee identification
Transportation	Bus and train passes
Gaming, Entertainment, and Hospitality	Access to events, hotel rooms, exclusive privileges; stored value for gaming, restaurants and shops
Commerce and Recreation	Customer loyalty and discount cards; park passes; ski lift passes

Research and Development

    Our research and development strategy is to apply new technologies into our systems so that our products remain the highest quality and most advanced systems available. We have adopted a design and development approach that we believe will allow us to integrate new technologies into our product offering quickly and efficiently. We believe that emerging technologies, such as smart cards and biometrics, will provide us with new opportunities to differentiate our systems from those of our competitors. We strive to involve our independent resellers to help us determine the needs of end-users, assess our systems and better assure market acceptance of new products.

    We have assembled a highly trained staff of electrical, mechanical and chemical engineers and we devote significant resources to developing new card printing solutions and compatible proprietary supplies for our target markets, as well as maintain high standards of quality and reliability. As of September 30, 1999, we had 34 employees engaged in new product design, engineering and development.

    As we implement our strategy to invest significant engineering resources in product development, our research and development costs grew to approximately 6.8% of net sales for the first nine months of fiscal 1999, compared to 3.3% of net sales in 1998 and 3.3% of net sales and 1997.

Intellectual Property

    Portions of our manufacturing processes and the mechanical and electronic designs of our systems are proprietary and we attempt to protect our systems and processes through a combination of patents, copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and similar means. We seek patents from time to time on our products and processes. The decision to seek additional patents is based on our analysis of various business considerations such as the cost of obtaining a patent, the likely scope of patent protection and the benefits of patent protection relative to relying on trade secrets and other protection. We also rely on technical know-how and continuing technological innovations to develop and maintain our competitive position.

    As of the date of this prospectus, we held nine United States patents. We have also filed applications for thirty-five additional United States patents that are currently pending. We also rely on proprietary manufacturing processes and techniques, materials expertise and trade secrets applicable to the manufacture of our systems. We believe that these proprietary rights may provide us with a competitive advantage as important as, if not more important than, patent protection. We seek to maintain the confidentiality of this proprietary information by requiring employees who have access to it to sign confidentiality and non-competition agreements and by limiting access by outside parties to such information.

Manufacturing and Sources of Supply

    We outsource assembly of certain component parts such as circuit boards, wire harnessing and cabling to a manufacturer in Jamaica. These components are then shipped to our manufacturing facility in Eden Prairie, Minnesota for final assembly. We also purchase component parts, printheads and ribbons from a number of vendors located in the United States and Japan. The terms of supply contracts are negotiated separately with each vendor and we believe that our present vendors have sufficient capacity to meet our requirements and that alternate production sources for most components are generally available without undue interruption. We have not experienced any difficulty in the past in purchasing component parts or engaging contractors.

    To keep our inventory costs low, we try to manage our production of systems by not maintaining any significant inventory of completed systems and we maintain only limited inventories of component parts and consumable supplies. We endeavor to produce systems as they are ordered, which causes us to forecast production based on past sales and our estimates of future demand rather than stocking finished goods. While most components are available from multiple vendors, certain components used in our systems are only available from single or limited sources. In common with most of our competitors, we rely on Kyocera, based in Japan, to supply us with printheads. A disruption in the supply of printheads, such as the occurrence of a catastrophic event affecting Kyocera or its decision to limit or cease production, would affect the entire industry, including us.

Competition

    Many companies are engaged in the design and manufacture of personalization systems. Fargo designs and manufactures desktop thermal dye sublimation systems primarily for the on-demand personal identification card market. Competition in our market is intense and we expect it to increase. We expect to compete with a number of companies, some of which have greater financial, technical and marketing resources than we do. Our ability to compete successfully depends on many factors, some of which are outside of our control. Factors affecting our ability to compete include:

  •
  the price, quality and performance of our systems relative to our competitors;

  •
  our success in developing new systems and the timing of new product introductions;

  •
  the adequacy of our manufacturing capacity and supply of components and materials;

  •
  the efficiency of manufacturing operations and the cost of manufacturing;

  •
  the effectiveness of our distribution network;

  •
  our relationships with our suppliers; and

  •
  general market and economic conditions.

    We believe that we compete favorably with respect to each of these factors. Although the prices of our systems are generally higher than those of our competitors, we have been able to maintain these prices because of our reputation for quality and performance and our favorable relationships with our independent resellers.

    The card personalization industry includes approximately twenty-five companies that manufacture digital card printers; however, the market is dominated by three manufacturers. We believe that Fargo is the leading manufacturer of desktop, or instant issue, systems. Our two largest competitors based on market share are Credentia, a Datacard Group company, and Zebra Technologies Corporation, which manufactures card printers under the Eltron brand name. We also compete with manufacturers of analog lamination systems, such as Polaroid Corporation.

Employees

    As of September 30, 1999, we employed approximately 165 persons, of whom 74 are engaged in manufacturing, 34 in research and development, 41 in sales, marketing and technical support and the balance in management and administrative positions. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and consider relations with our employees to be good.

    All employees are required to sign a confidentiality and non-competition agreement prior to beginning employment with us. The confidentiality obligations do not expire and the non-competition restrictions are typically for a period of 12 months for most employees and 18 months for key employees and all engineers.

Facilities

    We currently lease approximately 70,576 square feet of space for our corporate headquarters and manufacturing facility in Eden Prairie, Minnesota. Our lease for this facility expires in September 2001 and we have the option of extending this lease for an additional two years. We consider our present facilities to be sufficient for our current operations.

Legal Proceedings

    We do not believe that any legal matters exist that would have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors and Other Key Employees

    The following table contains certain information about our executive officers and directors as of September 30, 1999:

Name	Age	Position
Gary R. Holland	57	President and Chief Executive Officer, Director
Kent O. Lillemoe	41	Vice President—Finance, Chief Financial Officer
Gary A. Lenz	46	Vice President—Research and Development
I. Tony Haugen	46	Vice President—Manufacturing and Operations
Jeffrey D. Upin	41	Vice President and General Counsel
Michael C. Child(1, 2)	45	Director
Everett V. Cox(2)	44	Director
Elaine A. Pullen(1)	45	Director
William H. Gibbs(2)	57	Director

(1)
Member of the compensation committee upon completion of this offering.

(2)
Member of the audit committee upon completion of this offering.

Executive Officers and Directors

    Gary R. Holland has served as our President and Chief Executive Officer since February, 1998. From May 1997 to February 1998, Mr. Holland was the general manager of Fargo. From 1992 to 1997, Mr. Holland owned and operated two business and strategy consulting firms, Decision Process International and Holland & Associates. From 1982 to 1992, Mr. Holland was the President of Datacard Corporation. From 1979 to 1982, he was the President and Chief Operating Officer of CPT Corporation. Mr. Holland also serves as a member of the boards of directors of Check Technology Corporation and DataKey Corporation.

    Kent O. Lillemoe has been our Chief Financial Officer since March, 1998. From September 1996 to May 1998, Mr. Lillemoe was an independent financial advisor and consultant to several companies and was employed by Gentra Systems, Inc. as Chief Financial Officer from May 1997 through February 1998. From 1985 to 1996, Mr. Lillemoe served as the Vice President of Finance and Administration for CyberOptics Corporation.

    Gary A. Lenz has been our Vice President—Research and Development since December 1998. Prior to joining Fargo, Mr. Lenz was Vice President and Chief Technology officer of Fisher Rosemount Performance Technologies from 1997 to December 1998. Mr. Lenz served as a Vice President of Rosemount, Inc. from 1991 to 1997.

    I. Tony Haugen is our Vice President—Manufacturing and Operations, a position he has held since 1992. From 1979 to 1992, Mr. Haugen held various manufacturing management and engineering positions at Seagate Technology, a leading manufacturer of disc drives.

    Jeffrey D. Upin has served as our General Counsel since April 1995 and holds operational duties as Director of Supplies. Prior to joining Fargo, Mr. Upin served as Vice President of St. Paul Clothiers, a regional retail operation.

    Michael C. Child has served as a director of Fargo since November 1999. Mr. Child has been employed by TA Associates, Inc. a venture capital investment firm, or its predecessor, since July 1982 where he currently serves as a Managing Director. Mr. Child serves as a director of Finisar Corporation, Sonic Solutions, Manufacturing Technology Inc. and the Western Association of Venture Capitalists.

    Everett Cox has served as a director of Fargo since February 1998. Mr. Cox has been a General Partner with St. Paul Venture Capital since 1992. Prior to that, he spent nine years with Security Pacific Capital, a California based venture capital firm, as Senior Vice President. Previously, he held technical positions with McDonnell Douglas Corporation and Garrett AiResearch. Mr. Cox is currently a director of Domain Pharma, POMS Corporation, Consensus Health Care and Novalis Corporation.

    Elaine A. Pullen has served as a director of Fargo since April 1998. Ms. Pullen was a director and the Chief Executive Officer of Trident International, Inc. from April 1995 to February 1999 when Trident was acquired by ITW. She is currently Trident's President. From August 1994 to April 1995 she also served as President and Chief Operating Officer of Trident International. Prior to joining Trident International, Inc., Ms Pullen served as a director of Linx Printing Technologies, PLC from September 1992 to August 1994, where she also served as Business Operations Director from February 1994 to August 1994 and as Engineering Director from September 1992 to February 1994. From 1991 to 1992, Ms. Pullen served as President of Linx USA, and as Vice President of Applied Research and Engineering of VideoJet Systems International, Inc. from 1988 to 1991.

    William H. Gibbs has served as a director of Fargo since April 1999 and also serves in a part time advisory role. Mr. Gibbs has been an independent consultant and investor since January 1998. From 1985 to 1998 Mr. Gibbs served as Chief Executive Officer and Chairman of the board of directors of DH Technology, Inc., a manufacturer of point of sale and bar code printers and smart card systems. From 1981 to 1985, Mr. Gibbs was President of Information Magnetics Inc., a disk drive head manufacturer. Prior to that Mr. Gibbs held various management positions at Datapoint Corporation and the General Electric Company. Mr. Gibbs is currently a director of Axiohm Transaction Solutions, Inc., Remec Inc., and Pro Strategic Solutions, Inc.

Board Composition

    Our board of directors currently has five members. In accordance with the terms of our certificate of incorporation to be filed immediately prior to this offering in connection with our reincorporation in Delaware, the board of directors will be divided into three classes, each serving staggered three-year terms: Class I, whose initial term will expire at the annual meeting of stockholders held in 2001; Class II, whose initial term will expire at the annual meeting of stockholders in 2002; and Class III, whose initial term will expire at the annual meeting of stockholders in 2003. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Everett Cox and Elaine A. Pullen have been designated as Class I directors; William H. Gibbs and Michael C. Child have been designated as Class II directors; and Gary R. Holland has been designated as a Class III director. These provisions in our certificate of incorporation may have the effect of delaying or preventing changes in control or management of Fargo. See "Description of Capital Stock" on page 50.

Board of Directors Compensation

    Non-employee directors currently receive a $5,000 annual retainer fee, $1,000 for each regular meeting of the board of directors, $500 for each committee meeting and $250 for each meeting by teleconference. Non-employee directors also receive an initial option to purchase 5,000 shares that vests one year from the date of grant and additional annual option grants thereafter of 4,000 shares vesting ratably over four years. In addition, directors are reimbursed for travel expenses for attending meetings of the board and any board or advisory committees.

Board Committees

    The board of directors has established an audit committee and a compensation committee which will become active upon completion of this offering. The audit committee provides assistance to the board in satisfying its fiduciary responsibilities relating to accounting, auditing, operating and reporting practices and reviews the annual financial statements, the selection and work of our independent auditors and the adequacy of internal controls for compliance with corporate policies and directives. The Compensation Committee reviews general programs of compensation and benefits for all employees and makes recommendations to the board concerning executive officer and director compensation.

Executive Compensation

    The following table provides information concerning cash and non-cash compensation paid to or earned by our Chief Executive Officer and each of our other executive officers whose salary and bonus exceeded $100,000 for the fiscal year ended December 31, 1998. The compensation set forth in the table does not include compensation in the form of perquisites or other personal benefits because such amounts constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the named executive officer for such year.

Summary Compensation Table

	Annual Compensation			Long Term Compensation
Name and Principal Position	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards(1)		All Other Compensation(2)
Gary R. Holland President and Chief Executive Officer	$245,840	$20,352	$13,742	$—	(3)	$2,250,000
Robert P. Cummins(4) Former President and Chief Executive Officer	40,000	—	750	—		—
Kent O. Lillemoe Vice President—Finance and Chief Financial Officer	104,183	—	—	—	(5)	—
I. Tony Haugen Vice President—Manufacturing and Operations	88,200	66,343	1,000	—	(6)	1,000,000
Jeffrey D. Upin Vice President and General Counsel	91,717	3,418	1,000	—		5,000

(1)
Each named executive officer who purchased shares of our restricted stock during 1998 paid for the stock by means of a promissory note. The price of the stock on the date of purchase was equal to the fair market value on the date of purchase as determined by our board of directors.
(2)
Represents a special one-time cash bonus paid in connection with our recapitalization in February 1998.
(3)
In March 1998, Mr. Holland purchased 312,500 shares of restricted common stock for $500,000. No such shares were vested as of December 31, 1998. As of November 18, 1999, 195,313 shares were vested. The remaining shares vest in quarterly increments and will be fully vested as of August 1, 2001.
(4)
Mr. Cummins resigned in February 1998.
(5)
In May 1998, Mr. Lillemoe purchased 62,500 shares of restricted common stock for $100,000. No such shares were vested as of December 31, 1998. As of October 15, 1999, 23,438 shares were vested. The remaining shares vest in quarterly increments and will be fully vested as of April 15, 2002.
(6)
In May 1998, Mr. Haugen purchased 62,500 shares of restricted common stock for $100,000. No such shares were vested as of December 31, 1998. As of November 15, 1999, 23,438 shares were vested. The remaining shares vest in quarterly increments and will be fully vested as of May 15, 2002.

Agreements with Employees

    We have entered into an executive employment agreement with Gary R. Holland, our President and Chief Executive Officer. This agreement provides Mr. Holland with an annual base salary of at least $275,000 and an annual performance bonus based upon the achievement of certain financial thresholds. The employment agreement with Mr. Holland expires on February 18, 2000, although it will renew automatically every year unless either party decides not to renew the agreement and gives the other party at least 90 days advance notice of non-renewal. If we terminate Mr. Holland without cause or if he terminates his employment agreement for good reason before the expiration of his agreement, Mr. Holland will be entitled to receive base salary payments for one year after his termination and will be entitled to accrued bonus amounts. Under the agreement, good reason includes a material breach of the agreement on our part or a material change in the nature and scope of Mr. Holland's duties and responsibilities. The employment agreement prohibits Mr. Holland from competing with us, or soliciting our customers or employees, for a period of one year from the date of his termination of employment.

    We have confidentiality and non-competition agreements with all of our employees. The confidentiality obligations under these agreements continue indefinitely and the non-competition restrictions survive for a period of between six and eighteen months after termination of employment depending on the type of employee.

Stock Option and Grant Plan

    Our 1998 Stock Option and Grant Plan was adopted by the board of directors and approved by the stockholders in February 1998. A total of 937,500 shares of common stock have been authorized for issuance under this Plan.

    The Plan provides for the grant to eligible recipients of:

  •
  options to purchase common stock that qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code;

  •
  non-qualified options to purchase common stock that do not qualify as incentive options;

  •
  restricted stock awards, which are subject to certain forfeiture and transferability restrictions that lapse after specified employment periods; and

  •
  awards of unrestricted shares of common stock in the form of stock bonuses.

    Under the Plan, options may be granted at an exercise price that is not less than 100% of the fair market value of the shares on the date of grant for incentive options, and at a price to be determined by the board of directors or a designated committee for non-qualified options. If an employee owns, or is deemed to own, more than 10% of the combined voting power of all of our classes of stock, and an incentive stock option is granted to such employee, the option price of such incentive stock option will not be less than 110% of the fair market value on the grant date.

    We have issued a total of 515,625 shares of restricted stock to directors and executive officers under the Plan. Recipients of these restricted stock awards purchased their shares for $1.60 per share and paid for their shares with promissory notes. The restrictions on transfer of these shares lapse over time until 2002.

    In the event that a change in control of Fargo occurs, then, unless otherwise approved by our board of directors or a committee thereof:

  •
  fifty percent of stock options and other awards granted under the Plan that are unvested as of the effective date of such transaction will become fully vested as of such effective date;

  •
  the option plan and all outstanding options and other awards will terminate; and

  •
  in the event of such termination, each optionee will be permitted to exercise, for a period of at least 15 days prior to the date of such transaction, all outstanding options and other awards held by the optionee that are then exercisable or become exercisable upon the effectiveness of the transaction.

    For purposes of the Plan, a change in control of Fargo will be deemed to have occurred, among other things, upon:

  •
  the sale or transfer of all or substantially all of our assets; or

  •
  a merger or consolidation of our Company with or into another corporation whereby less than a majority of the outstanding voting power of the surviving or consolidated corporation is held by our original stockholders immediately prior to such event; or

  •
  any purchase by a party or group of affiliated parties of shares of capital stock, the effect of which is that such party that did not beneficially own a majority of the voting power of the outstanding shares of capital stock of the Company immediately prior to such purchase beneficially owns at least a majority of such voting power immediately after such purchase.

    As of September 30, 1999, we had outstanding options to purchase an aggregate of 227,813 shares of common stock at a weighted average exercise price of $2.59 per share. These options are exercisable in full at various times through July 2003.

CERTAIN TRANSACTIONS

Reincorporation

    Immediately prior to the closing of this offering, we will reincorporate in Delaware and our existing stockholders will exchange their shares of common stock and preferred stock of the Minnesota corporation for an equal number of shares of common stock and preferred stock of the Delaware corporation having equal rights and preferences. In connection with the closing of this offering, all shares of convertible preferred stock will automatically convert into a total of 5,000,000 shares of common stock and all shares of redeemable preferred stock will be redeemed.

Recapitalization

    On February 18, 1998, we completed a recapitalization in which Fargo Electronics Holdings, Inc. an entity owned 62.5% by investment funds affiliated with TA Associates, Inc. and 31.25% by investment funds affiliated with St. Paul Venture Capital, LLC, acquired an 80% voting equity interest in Fargo. In connection with the recapitalization, we received $32,000,000 in equity financing from Fargo Electronics Holdings and incurred indebtedness of $70,000,000. Certain of the outstanding shares of common stock of Fargo held by Robert P. Cummins, Fargo's founder and sole stockholder prior to the recapitalization, were redeemed with $87,000,000 in cash, issuance of $6,000,000 of redeemable preferred stock and the issuance of a $10,000,000 subordinated note payable. Mr. Cummins also received a warrant to purchase one share of our common stock. This warrant provides anti-dilution protection similar to the convertible preferred stock, which rights will terminate upon conversion of the convertible preferred stock at the closing of this offering. Mr. Cummins retained a 20% interest in Fargo after the recapitalization.

    Immediately prior to the recapitalization, we distributed certain assets and product lines to Primera Technology, Inc., a corporation solely owned by Mr. Cummins. The distributed assets were part of separate business units involved in the production, sale and distribution of vinyl sign printers for media in excess of 11" × 17" in size, digital decal presses that print and cut decals, CD printers that print on CD-R media and other related accessories and products. Net assets distributed to Primera totaled approximately $1,183,000. From January 1, 1998 to February 18, 1998, the product lines distributed represented approximately $670,000 in net sales and $180,000 in gross profit. In 1997 and 1996, these product lines represented approximately $6,500,000 and $3,100,000 of net sales and $1,400,000 and $1,500,000 of gross profit, respectively.

Stockholders' Agreement

    Pursuant to a Stockholders' Agreement entered into in connection with the recapitalization, certain holders of common stock and preferred stock have registration rights with respect to their shares of common stock, including common stock issuable upon conversion of their preferred stock. See "Description of Capital Stock—Registration Rights" on page 50.

Agreements with Robert P. Cummins and Affiliated Entities

    To effect the distribution of assets to Primera Technology, Inc. in connection with the recapitalization, we entered into an Asset Transfer Agreement with Primera effective February 17, 1998. Under this agreement, we agreed to transfer certain assets to Primera and Primera agree to assume certain liabilities from us relating to the distributed business units. Primera Technology, Inc. is solely owned by Robert P. Cummins, Fargo's founder and a director and executive officer of Fargo prior to February 18, 1998. Mr. Cummins retained a 20% interest in Fargo after the recapitalization.

    In connection with the distribution of certain of our assets to Primera Technology, Inc., we entered into a Technology Trademark and License Agreement effective February 17, 1998. Under this agreement, we agreed to license technology and trademarks owned by us to Primera for its use in the distributed business. Likewise, Primera granted us a license to continue to use certain technology related to the distributed business for certain uses in connection with our retained business.

    As part of the distribution of assets to Primera Technology, Inc., we entered into a Corporate Services Agreement with Primera beginning February 17, 1998 and ending June 1, 1998. This agreement included a transition plan providing for the temporary sharing of employees and administrative services, the allocation of office equipment, furniture and supplies, the transfer of insurance and benefit plans and other matters related to the transfer of the distributed business unit from Fargo to Primera.

    We contract with Fargo Electronics Jamaica, Ltd., a company solely owned by Mr. Cummins, to assemble certain components. Assembly charges paid to Fargo Electronics Jamaica, Ltd. were approximately $673,000 during the nine months ended September 30, 1999 and approximately $774,000, $721,000 and $712,000 in 1998, 1997, and 1996, respectively.

    Fargo historically had contracted with Fargo Aviation, Inc., a company solely owned by Mr. Cummins, to provide travel services for our personnel. All contracts and obligations of Fargo relating to Fargo Aviation, Inc. were terminated in February 1998 in connection with the recapitalization transaction.

    Fargo has a consulting agreement with Mr. Cummins that requires us to pay him approximately $27,000 per month for consulting and advisory services. This agreement will terminate upon the closing of this offering and we will have no further obligation to pay Mr. Cummins under this agreement.

Agreements with Affiliates

    On May 28, 1999 we granted William H. Gibbs a non-statutory stock option to purchase 46,875 shares of our common stock at an exercise price of $6.40 per share. We also awarded Mr. Gibbs 78,125 shares of restricted stock in exchange for a promissory note in the amount of $125,000. All of these options and restricted shares will immediately vest upon the closing of this offering. In addition, we have committed to pay Mr. Gibbs a monthly consulting fee of $8,333 through March 2000.

    All future transactions, including any loans from us to our officers, directors, principal stockholders or affiliates, will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

    The following table sets forth information regarding beneficial ownership of our common stock as of September 30, 1999 and as adjusted to reflect the sale of shares of common stock in this offering for (a) each stockholder who is known by us to own beneficially more than 5% of the outstanding common stock; (b) each of our directors; (c) each executive officer named in the Summary Compensation Table under the heading "Executive Compensation" beginning on page 43; and (d) all our directors and executive officers as a group.

    Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. For the purpose of calculating the percentage beneficially owned, the number of shares of common stock deemed outstanding "Before Offering" includes: (a) 1,765,625 shares of common stock outstanding as of September 30, 1999; (b) 8,000 shares of convertible preferred stock that will be automatically converted into 5,000,000 shares of common stock immediately prior to this offering; and (c) shares of common stock subject to options held by the person or group that are currently exercisable or exercisable within 60 days from the date of this prospectus. The number of shares of common stock outstanding after this offering includes an additional 5,000,000 shares offered hereby. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them.

		Percentage of Common Stock Beneficially Owned
Name of Beneficial Owner	Total Shares Beneficially Owned	Before Offering	After Offering
TA Associates Group(1)	3,125,000	46.2%	26.6%
St. Paul Venture Capital, Inc.(2)	1,562,500	23.1%	13.3%
Robert P. Cummins(3)	1,117,187	16.5%	9.5%
Gary R. Holland(4)	453,125	6.7%	3.9%
Kent O. Lillemoe(5)	62,500	*	*
I. Tony Haugen(6)	62,500	*	*
Jeffrey D. Upin	—	*	*
Michael C. Child(7)	—	*	*
Everett Cox(8)	—	*	*
William H. Gibbs(9)	78,125	1.8%	*
Elaine A. Pullen(10)	3,125	*	*
All directors and executive officers as a group (7 persons)(11)	5,393,750	79.1%	45.6%

*
Less than 1%.

(1)
Includes 5,000 shares of convertible preferred stock that will convert into 3,125,000 shares of common stock immediately prior to the closing of this offering. These shares are held of record by Fargo Electronics Holdings, LLC, and pursuant to a Limited Liability Company Agreement among the members of Fargo Electronics Holdings, LLC such shares may be deemed to be beneficially owned as follows: (i) 2,304,687 shares by TA/Advent VIII L.P., (ii) 727,345 shares by Advent Atlantic and Pacific III L.P., (iii) 46,875 shares by TA Executives Fund LLC, and (iv) 46,093 shares by TA Investors LLC. TA/ Advent VIII L.P., Advent Atlantic and Pacific III L.P., TA Executives Fund LLC and TA Investors LLC are part of an affiliated group of investment partnerships and limited liability companies referred to, collectively, as the TA Associates Group. The general partner of TA/Advent VIII, L.P. is TA Associates VIII LLC. The general partner of Advent Atlantic and Pacific III L.P. is TA Associates AAP III Partners L.P. TA Associates, Inc. is the manager and general partner of each of TA Associates VIII LLC and TA Associates AAP III Partners L.P. TA Associates, Inc. is also the manager of each of TA Executives Fund LLC and TA Investors LLC. In such capacity, TA Associates, Inc. exercises sole voting and investment power with respect to all of the shares deemed to be beneficially owned by the named investment partnerships and limited liability companies. With the exception of those shares held by TA Investors LLC, individually, no stockholder, director or officer of TA Associates, Inc. is deemed to have or share such voting or investment power. Principals and employees of TA Associates, Inc. (including Mr. Child, a director of Fargo) comprise the general partners of TA Investors LLC. In such capacity, Mr. Child may be deemed to share voting and investment power with respect to the 46,093 shares that may be deemed beneficially owned by TA Investors LLC. Mr. Child disclaims beneficial ownership of all shares, except as to shares held by TA Venture Investors LLC, as to which he holds a pecuniary interest. The address of the TA Associates Group is High Street Tower, Suite 2500, 125 High Street, Boston, Massachusetts 02110-2720.

(2)
Includes 2,500 shares of convertible preferred stock that will convert into 1,562,500 shares of common stock immediately prior to the closing of this offering. These shares are held of record by Fargo Electronics Holdings, LLC and, pursuant to a Limited Liability Company Agreement among the members of Fargo Electronics Holdings, LLC, may be deemed to be beneficially owned as follows: 1,519,530 by St. Paul Venture Capital IV LLC and 42,970 shares by St. Paul Venture Capital Affiliates Fund I LLC. St. Paul Venture Capital, Inc. exercises sole voting and investment power with respect to these shares. St. Paul Venture Capital, Inc. is an affiliate of St. Paul Fire and Marine Insurance Co. and the manager of St. Paul Venture Capital IV, LLC and St. Paul Venture Capital Affiliates Fund I, LLC. St. Paul Fire and Marine Insurance Co. owns 99% of the membership interests in St. Venture Capital IV, LLC. Everett Cox, a director of Fargo Electronics, Inc., is an executive officer and stockholder of St. Paul Venture Capital, Inc. Mr. Cox disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address of St. Paul Venture Capital, Inc. is 10400 Viking Drive, Suite550, Eden Prairie, Minnesota 55344.

(3)
Includes 187,500 shares held By Norwest Bank, N.A. as Trustee for the Robert P. Cummins Irrevocable Credit Trust. Mr. Cummins' address is Two Carlson Parkway, Plymouth, Minnesota 55447-4446.

(4)
Includes 312,500 shares of restricted stock purchased by Mr. Holland under our 1998 Stock Option and Grant Plan.

(5)
Includes 62,500 shares of restricted stock purchased by Mr. Lillemoe under our 1998 Stock Option and Grant Plan.

(6)
Includes 62,500 shares of restricted stock purchased by Mr. Haugen under our 1998 Stock Option and Grant Plan.

(7)
Does not include any shares beneficially owned by TA Associates Group or its affiliated entities, as to which Mr. Child disclaims beneficial ownership.

(8)
Does not include any shares beneficially owned by St. Paul Venture Capital, Inc. or its affiliated entities, as to which Mr. Cox disclaims beneficial ownership.

(9)
Includes 78,125 shares of restricted stock purchased by Mr. Gibbs under our 1998 Stock Option and Grant Plan. Also includes 46,875 shares issuable upon the exercise of options that will vest upon the closing of this offering.

(10)
Includes 3,125 shares issuable upon the exercise of currently exercisable options.

(11)
The amount beneficially owned by all current directors and executive officers as a group includes (i) 3,125,000 beneficially owned by TA Associates Group as to which Mr. Child may be deemed to have voting and investment power, (ii) 1,562,500 shares beneficially owned by St. Paul Venture Capital, Inc. as to which Mr. Cox may be deemed to have voting and investment power, (iii) 3,125 shares issuable under currently exercisable options and (iv) 46,875 shares issuable under options that will become exercisable upon the closing of this offering.

DESCRIPTION OF CAPITAL STOCK

    On the closing of this offering, our authorized capital stock will consist of 50,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock that are undesignated as to series. The following description of our capital stock does not purport to be complete and is qualified by reference to our certificate of incorporation and applicable law. Copies of the certificate and bylaws have been filed as exhibits to the registration statement of which this prospectus is a part. The discussion below reflects changes to our capital structure and charter documents that will be adopted in connection with our reincorporation in Delaware.

Common Stock

    As of September 30, 1999, there were 1,765,625 shares of common stock issued and outstanding, held of record by seven stockholders, not including 5,000,000 shares that will be issued upon the automatic conversion of the outstanding shares of our convertible preferred stock into common stock upon the closing of this offering.

    The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes. The holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution after payment of all debts and other liabilities, subject to the prior rights of any holders of preferred stock then outstanding. The holders of common stock have no other preemptive, subscription, redemption, sinking fund or conversion rights. All outstanding shares of common stock are fully paid and nonassessable. The shares of common stock to be issued upon completion of this offering will also be fully paid and nonassessable.

Preferred Stock

    On the closing of this offering, no shares of our preferred stock will be outstanding. Effective at such time and pursuant to our certificate of incorporation, the board of directors will have the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to fix the rights, preferences and privileges of each such series, any or all of which may be greater than the rights of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such shares. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of Fargo without further action by the stockholders. We have no present plans to issue any shares of preferred stock.

Options

    As of September 30, 1999, we had outstanding options to purchase an aggregate of 227,813 shares of common stock at a weighted average exercise price of $2.59 per share. These options are exercisable in full at various times through July 2003. All outstanding options provide for anti-dilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our corporate structure.

Registration Rights

    The holders of 6,562,500 shares of common stock are entitled to certain rights with respect to the registration of such shares under the Securities Act, pursuant to a stockholders' agreement. Under the terms of the stockholders' agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of the registration and to include shares of common stock in the registration at our expense. Additionally, such holders are entitled to certain demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock. Further, such holders may require us to file additional registration statements on Form S-3 at our expense. All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right to postpone the filing of any registration statement.

Rights Agreement

    Immediately prior to the effectiveness of this offering, we will adopt a stockholder rights agreement. At that time, we will distribute to our stockholders Series C preferred stock purchase rights, at a rate of one purchase right for each share of common stock held. Purchase rights will also be attached to all shares of common stock that we issue in the future, including the shares of common stock to be issued in this offering.

    The purchase rights will have anti-takeover effects. The purchase rights may cause substantial dilution to a person or group that attempts to acquire our company in a manner or on terms not approved by our board of directors. The purchase rights, however, should not deter any prospective offeror willing to negotiate in good faith with our board of directors, nor should the purchase rights interfere with any merger or other business combination approved by our board of directors.

    The purchase rights will become exercisable 10 business days after:

  •
  a person or group announces an offer not approved by the board which would, if consummated, result in the person or group owning 15% or more of our common stock;

  •
  the first date of a public announcement that a person or group has acquired 15% or more of our common stock, not approved in advance by the board; or

  •
  the board determines that a person holding 12% or more of the common stock is an "adverse person"—in the board's judgment the person acquired the shares intending for us to repurchase them or the person's share ownership is likely to cause a material adverse impact on us.

    When exercisable, each purchase right will entitle its holder to purchase from us one one-thousandth of a share of Series C preferred stock, with economic terms similar to one share of common stock, for $      , subject to adjustment for future events. Until they become exercisable, the purchase rights will automatically trade with shares of common stock. The rights will expire 10 years after the adoption of the stockholder rights agreement, unless we terminate the rights earlier.

    If any person becomes an owner of 15% or more of our common stock without prior board approval, or our board determines a person to be an adverse person, each holder of a purchase right, other than the acquiring person or adverse person (and certain related persons and transferees) will have the right to purchase, upon exercise of a right, a number of shares of Series C preferred stock with a market value of twice the exercise price.

    If at any time a person becomes a 15% stockholder we enter into a merger or other business combination in which we are not the surviving entity or we sell one-half or more of our assets or earning power, in either case without prior board approval, each holder of a purchase right will have the right to purchase, upon exercise of a right, a number of shares of common stock of the acquiring company with a market value of twice the exercise price.

    At any time after any person crosses the 15% threshold or is determined to be an adverse person, but before the acquisition by such person of 50% or more of the outstanding shares of common stock, our board of directors may exchange the purchase rights, other than purchase rights owned by the acquiring person, in whole or in part, at an exchange ratio of one share of common stock per purchase right. The board may also redeem the rights for a nominal price under certain circumstances.

    The rights agreement does not cover acquisitions of shares by existing stockholders who beneficially own greater than 10% (and their affiliates and associates) as of the adoption date of the rights agreement until the holders first cease to own 10% or more of our common stock, or the holders acquire more than an additional 10% of our common stock then outstanding.

Anti-Takeover Provisions of the Delaware General Corporation Law

    Upon our reincorporation in Delaware, we will be subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have anti-takeover effects with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the common stock.

    Our certificate of incorporation will eliminate the right of stockholders to act by written consent without a meeting unless such written consent is unanimous. In addition, stockholders will not be entitled to cumulative voting in the election of directors. The authorization of preferred stock will make it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Fargo. The foregoing provisions of our certificate of incorporation and the Delaware General Corporation Law may have the effect of deferring hostile takeovers or delaying changes in control of management of Fargo.

Limitation on Liability of Directors and Indemnification

    Our certificate of incorporation limits our directors' liability to the fullest extent permitted under the Delaware General Corporation Law. Specifically, our directors are not liable to us or our stockholders for monetary damages for any breach of fiduciary duty by such a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  corporate distributions, including dividends, stock distributions and redemptions, which are in contravention of restrictions in Delaware law, our certificate of incorporation or Bylaws, or any agreement to which we are a party; and

  •
  any transaction from which a director derives an improper personal benefit.

    This provision will generally not limit liability under state or federal securities laws.

    Delaware law and our certificate of incorporation provide that we shall, under certain circumstances and subject to certain limitations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with Fargo against judgments, penalties, fines, settlements and reasonable expenses. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

    We have also entered into indemnification agreements with all of our directors and executive officers. Under these agreements we have agreed to indemnify and hold each harmless from and against any claims, liability, damages or expenses incurred by them in or arising out of their status, capacities and activities with respect to Fargo to the maximum extent permitted by Delaware law. We believe that these agreements are necessary to attract and retain qualified persons as directors and executive officers.

Transfer Agent and Registrar

    Norwest Bank Minnesota, N.A. is our transfer agent and registrar.

SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of our common stock in the public market after the restrictions lapse could cause the market price of our common stock to decline.

    When this offering is completed, we will have a total of 11,765,625 shares of common stock outstanding, assuming no exercise of outstanding options. The 5,000,000 shares offered by this prospectus will be freely tradable unless they are purchased by our "affiliates," as defined in Rule 144 under the Securities Act of 1933. The remaining 6,765,625 shares are "restricted," which means they were originally sold in offerings that were not subject to a registration statement filed with the Securities and Exchange Commission. These restricted shares may be resold only through registration under the Securities Act of 1933 or under an available exemption from registration, such as provided through Rule 144.

Lock-up Agreements

    The holders of 6,765,625 shares of common stock have agreed to a 180-day "lock-up" with respect to these shares. This generally means that they cannot sell these shares during the 180 days following the date of this prospectus. After the 180-day lock-up period, these shares may be sold in accordance with Rule 144 or pursuant to a registration statement.

Rule 144

    In general, under Rule 144, a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, is entitled to sell within any three month period a number of our shares of common stock that does not exceed the greater of:

  •
  1% of the then outstanding shares of our common stock, which will equal approximately 117,656 shares upon completion of this offering; or

  •
  the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of sale is filed with the Securities and Exchange Commission.

    Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about us. Under Rule 144 and subject to volume limitations, many of the restricted shares will be eligible for sale beginning 180 days after the date of the final prospectus, and the remaining restricted shares will become salable at various times thereafter.

Rule 144(k)

    A person who is not deemed an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned shares for at least two years, including the holding period of any prior owner who is not an affiliate, would be entitled to sell shares following this offering under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

Rule 701 and Options

    Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with some restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director or consultant who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait 90 days after the date of this prospectus before selling such shares. However, all shares issued by us pursuant to Rule 701 are subject to lock-up provisions and will only become eligible for sale upon the expiration of 180 days after the date of this prospectus.

Registration

    Following this offering, we intend to file a registration statement under the Securities Act covering shares of common stock subject to outstanding options or issued or issuable under our 1998 Stock Option and Grant Plan. This registration statement will automatically become effective upon filing. Accordingly, shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the expiration of the 180-day lock-up agreements. In addition, holders of 6,562,500 shares of common stock will be entitled to registration rights. See "Description of Capital Stock—Registration Rights."

UNDERWRITING

    The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., Prudential Securities Incorporated and Raymond James & Associates, Inc., have severally agreed with us, subject to the terms and conditions set forth in this underwriting agreement, to purchase from us the number of shares of common stock set forth below opposite their respective names. The underwriters are committed to purchase and pay for all shares if any are purchased.

Underwriter	Number of Shares

BancBoston Robertson Stephens Inc.
Prudential Securities Incorporated
Raymond James & Associates, Inc.
International Underwriters
BancBoston Robertson Stephens International Ltd.
Prudential Securities Incorporated
Raymond James & Associates, Inc.

Total

    The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession of not in excess of $  per share, of which $  may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

    The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    Prior to this offering, there has been no public market for the common stock. Consequently, the public offering price for the common stock offered by this prospectus has been determined through negotiations among the representatives and us. Among the factors considered in such negotiations were prevailing market conditions, certain of our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development, and other factors deemed relevant.

    The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent (5%) of the total number of shares offered.

Over-Allotment Option

    We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to      additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option to purchase any of the additional      shares of common stock, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of shares of common stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

    The following table summarizes the compensation to be paid to the underwriters by us:

Total
	Per Share	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions payable by us

    Expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $  .

Indemnity

    The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

Lock-up Agreements

    Each of our executive officers and directors and all of our other stockholders have agreed during the period of 180 days after the date of this prospectus, subject to specified exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

    In addition, we have agreed that during the lock-up period we will not, without the prior written consent of BancBoston Robertson Stephens Inc., subject to certain exceptions, consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options or warrants, and the issuance of options under existing stock option and incentive plans provided that those options do not vest prior to the expiration of the lock-up period. See "Shares Eligible for Future Sale."

Listing

    We have applied for approval for the common stock to be quoted on the Nasdaq National Market under the symbol "FRGO."

Stabilization

    The representatives have advised us that, pursuant to Regulation M under the Securities Act of 1933, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Costs of Offering

    We estimate that total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $  .

Qualified Independent Underwriter

    If we use more than 10% of the net proceeds of the sale of our common stock to repay indebtedness under our existing credit facilities owed by us to BankBoston, N.A., an affiliate of BancBoston Robertson Stephens Inc., one of the underwriters' representatives, the offering must comply with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules. This rule provides generally that if more than 10% of our net proceeds from the sale of our common stock is paid to the underwriters or their affiliates, the initial public offering price of the common stock may not be higher than recommended by a "qualified independent underwriter" meeting specified standards. If necessary, Prudential Securities will assume the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. In that case, the initial public offering price of the shares of our common stock will be no higher than the price recommended by Prudential Securities.

LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for us by Oppenheimer Wolff & Donnelly LLP, Minneapolis, Minnesota. Certain legal matters relating to this offering will be passed upon for the underwriters by Winston & Strawn, Chicago, Illinois.

EXPERTS

    Our financial statements at September 30, 1999 and for the nine months then ended, and as of December 31, 1998 and for the year then ended, included in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of Fargo Electronics, Inc. as of and for the year ended December 31, 1997 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

    Our financial statements for the fiscal year ended December 31, 1996 have been included in this prospectus and elsewhere in the registration statement in reliance upon the report of Larson, Allen, Weishair & Co. LLP, independent auditors, given upon their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT ACCOUNTANTS

    Effective July 7, 1998, PricewaterhouseCoopers LLP was engaged as our independent accountants and replaced other auditors who were dismissed as our independent accountants on the same date. The decision to change accountants was approved by our board of directors. The report of Arthur Andersen LLP on our financial statements for the year ended December 31, 1997 and the report of Larson, Allen, Weishair & Co. LLP on our financial statements for the year ended December 31, 1996 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the last two fiscal years through the date of their respective discharges, there were no disagreements with our former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of our former auditors, would have caused them to make reference thereto in any of their reports. Prior to retaining PricewaterhouseCoopers LLP, we had not consulted with them on items that involved our accounting principles or the form of audit opinion to be issued on our financial statements.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission, a Registration Statement under the Securities Act with respect to the shares of common stock that we are offering. This prospectus does not contain all the information that is set forth in the Registration Statement and the related exhibits and schedules. For further information regarding Fargo and our common stock, reference is made to the Registration Statement and to its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified by such reference. A copy of the Registration Statement may be inspected without charge at the SEC's offices at 450 Fifth Street, N.W., Washington D.C. 20549, and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of all or any part of the Registration Statement may be obtained from the SEC's Public Reference Section in Washington D.C., upon the payment of prescribed fees. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information that has been or will be filed by us.

    We intend to furnish holders of the common stock with future annual reports containing audited financial statements certified by independent auditors, and future quarterly reports for each of the first three quarters of each year containing unaudited financial information.

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INDEX TO FINANCIAL STATEMENTS

Page(s)
Reports of Independent Accountants	F-2 to F-4
Balance Sheets	F-5
Statements of Operations	F-6
Statement of Stockholders' Equity (Deficiency)	F-7
Statements of Cash Flows	F-8
Notes to Financial Statements	F-9 to F-21
UNAUDITED PRO FORMA INFORMATION
Unaudited Pro Forma Condensed Financial Statements	P-1
Unaudited Pro Forma Condensed Balance Sheet	P-2
Notes to Unaudited Pro Forma Condensed Balance Sheet	P-3
Unaudited Pro Forma Condensed Statement of Operations	P-4 to P-5
Notes to Unaudited Pro Forma Condensed Statement of Operations	P-6

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of
Fargo Electronics, Inc.:

    In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity (deficiency) and cash flows present fairly, in all material respects, the financial position of Fargo Electronics, Inc. (the Company) at December 31, 1998, and September 30, 1999, and the results of its operations and its cash flows for the year ended December 31, 1998, and the nine months ended September 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                      /s/ PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota
November 12, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
FARGO Electronics, Incorporated:

    We have audited the accompanying balance sheet of FARGO Electronics, Incorporated (a Minnesota corporation) as of December 31, 1997, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FARGO Electronics, Incorporated as of December 31, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                      /s/ ARTHUR ANDERSEN LLP

Minneapolis, Minnesota
March 19, 1998

INDEPENDENT ACCOUNTANTS REPORT

Stockholders and Board of Directors of
Fargo Electronics, Inc.

    We have audited the accompanying statements of operations, stockholders' equity (deficiency) and cash flows of Fargo Electronics, Inc. for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the operations and the cash flows of Fargo Electronics, Inc. for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

                      /s/ LARSON, ALLEN, WEISHAIR & CO., LLP

St. Paul, Minnesota
January 24, 1997

FARGO ELECTRONICS, INC.

BALANCE SHEETS

	December 31,
			September 30, 1999	Pro Forma September 30, 1999
	1997	1998
				(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,554,671	$1,103,052	$2,635,060	$2,635,060
Accounts receivable, net	2,826,913	4,775,204	6,315,715	6,315,715
Inventories	4,599,337	4,291,469	5,529,595	5,529,595
Prepaid expenses	135,899	242,172	190,018	190,018
Deferred income taxes		2,612,000	2,706,000	2,706,000

Total current assets	12,116,820	13,023,897	17,376,388	17,376,388

Equipment and leasehold improvements, net	1,159,773	1,227,784	2,077,876	2,077,876
Other assets:
Deferred income taxes		31,519,000	29,758,000	29,758,000
Deferred financing costs, net		761,754	715,744	715,744
Other	200,346	95,573	54,338	54,338

Total assets	$13,476,939	$46,628,008	$49,982,346	$49,982,346

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
Current portion of notes payable, bank		5,000,000	4,250,000	4,250,000
Accounts payable	1,237,514	630,405	1,956,909	1,956,909
Accrued liabilities	805,022	2,209,443	3,074,793	3,074,793

Total current liabilities	2,042,536	7,839,848	9,281,702	9,281,702

Notes payable, bank, less current portion		48,500,000	46,600,000	46,600,000
Note payable, stockholder		10,000,000	10,000,000	10,000,000
Series B, 8% redeemable preferred stock including accrued dividends, $.01 par value; 30,000 shares authorized, 30,000 shares issued and outstanding		32,113,000	34,060,000	34,060,000
Convertible participating preferred stock, $.01 par value; 10,000 shares authorized, 8,000 shares issued and outstanding		8,000,000	75,000,000
Commitments
Stockholders' equity (deficiency):
Common stock, $.01 par value; 62,500,000 shares authorized at December 31, 1997 and 12,500,000 shares authorized at December 31, 1998 and September 30, 1999, 21,561,250, 1,687,500 and 1,765,625 shares issued and outstanding at December 31, 1997, 1998, and September 30, 1999, respectively (6,765,625 shares issued and outstanding at September 30, 1999 on a pro forma basis—unaudited)	215,613	16,875	17,656	67,656
Additional paid-in capital		695,625	931,844	75,881,844
Retained earnings (accumulated deficit)	11,218,790	(59,837,340)	(124,976,756)	(124,976,756)
Deferred compensation			(107,100)	(107,100)
Stock subscription receivable		(700,000)	(825,000)	(825,000)

Total stockholders' equity (deficiency)	11,434,403	(59,824,840)	(124,959,356)	(49,959,356)

Total liabilities and stockholders' equity (deficiency)	$13,476,939	$46,628,008	$49,982,346	$49,982,346

The accompanying notes are an integral part of the financial statements.

FARGO ELECTRONICS, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,			Nine Months Ended September 30,
	1996	1997	1998	1998	1999
				(Unaudited)
Net sales	$50,317,475	$55,139,583	$47,647,263	$36,201,829	$41,147,102
Cost of sales	25,614,044	27,938,362	23,195,068	17,218,701	21,226,620

Gross profit	24,703,431	27,201,221	24,452,195	18,983,128	19,920,482

Operating expenses:
Research and development	1,469,594	1,844,714	1,586,168	1,050,104	2,795,718
Selling, general and administrative	9,332,112	10,455,891	8,306,993	6,183,561	7,011,487
Recapitalization costs			8,385,942	8,385,942

Total operating expenses	10,801,706	12,300,605	18,279,103	15,619,607	9,807,205

Operating income	13,901,725	14,900,616	6,173,092	3,363,521	10,113,277

Other income (expense):
Interest expense			(5,297,985)	(3,789,583)	(4,452,243)
Interest income	200,762	183,562	108,339	71,047	71,267
Other, net	(801,737)	(877,710)	(272,797)	(361,052)	258,283

Total other expense	(600,975)	(694,148)	(5,462,443)	(4,079,588)	(4,122,693)

Income (loss) before provision for income taxes	13,300,750	14,206,468	710,649	(716,067)	5,990,584
Provision for income taxes			2,800,000	2,260,000	2,183,000

Net income (loss)	13,300,750	14,206,468	(2,089,351)	(2,976,067)	3,807,584
Accrued dividends on Series B, 8% redeemable preferred stock			(2,113,000)	(1,490,000)	(1,947,000)

Net income (loss) available to common stockholders	$13,300,750	$14,206,468	$(4,202,351)	$(4,466,067)	$1,860,584

Net income (loss) per common share:
Basic	$0.62	$0.66	$(0.98)	$(0.86)	$1.08
Diluted	0.62	0.66	(0.98)	(0.86)	0.27
Weighted average common shares outstanding:
Basic	21,561,250	21,561,250	4,307,366	5,190,252	1,723,558
Diluted	21,561,250	21,561,250	4,307,366	5,190,252	6,884,583
Pro forma income tax data (unaudited):
Pro forma provision for income taxes			$255,834	$(257,784)
Pro forma net loss available to common stockholders			(1,658,185)	(1,948,283)
Net income (loss) per common share:
Basic and diluted			$(0.39)	$(0.38)
Weighted average common shares outstanding:
Basic and diluted			4,307,366	5,190,252
Pro forma net income (loss) per common share (unaudited):
Basic			$(0.49)	$(0.48)	$0.28
Diluted			(0.49)	(0.48)	0.27
Weighted average common shares outstanding (unaudited):
Basic			8,636,134	9,292,816	6,723,558
Diluted			8,636,134	9,292,816	6,884,583

The accompanying notes are an integral part of the financial statements.

FARGO ELECTRONICS, INC.

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)

	Common Stock
				Retained Earnings (Accumulated Deficit)			Total Stockholders' Equity (Deficiency)
	Number of Shares	Par Value	Additional Paid-in Capital		Deferred Compensation	Stock Subscription Receivable
Balance, January 1, 1996	21,561,250	$215,613		$15,034,922			$15,250,535
Net income				13,300,750			13,300,750
Cash dividends				(16,109,000)			(16,109,000)

Balance, December 31, 1996	21,561,250	215,613		12,226,672			12,442,285
Net income				14,206,468			14,206,468
Cash dividends				(15,214,350)			(15,214,350)

Balance, December 31, 1997	21,561,250	215,613		11,218,790			11,434,403
Effect of recapitalization (Note 2)	(20,311,250)	(203,113)		(66,853,779)			(67,056,892)
Restricted stock grants (Note 7)	437,500	4,375	$695,625			$(700,000)
Accrued dividends on Series B, 8% redeemable preferred stock (Note 6)				(2,113,000)			(2,113,000)
Net loss				(2,089,351)			(2,089,351)

Balance, December 31, 1998	1,687,500	16,875	695,625	(59,837,340)		(700,000)	(59,824,840)
Restricted stock grants (Note 7)	78,125	781	124,219			(125,000)
Deferred compensation (Note 7)			112,000		$(112,000)
Amortization of deferred compensation (Note 7)					4,900		4,900
Accrued dividends on Series B, 8% redeemable preferred stock (Note 6)				(1,947,000)			(1,947,000)
Accretion of convertible participating preferred stock (Note 6)				(67,000,000)			(67,000,000)
Net income				3,807,584			3,807,584

Balance, September 30, 1999	1,765,625	$17,656	$931,844	$(124,976,756)	$(107,100)	$(825,000)	$(124,959,356)

    The accompanying notes are an integral part of the financial statements.

FARGO ELECTRONICS, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31			Nine Months Ended September 30
	1996	1997	1998	1998	1999
				(Unaudited)
Cash flows from operating activities:
Net income (loss)	$13,300,750	$14,206,468	$(2,089,351)	$(2,976,067)	$3,807,584
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	691,544	676,221	763,715	516,560	698,044
Gain on sale of equipment			(20,220)	(20,220)	(7,492)
Deferred income taxes			1,805,000	1,367,000	1,667,000
Deferred compensation					4,900
Changes in operating items exclusive of assets and liabilities distributed:
Accounts receivable	1,034,836	(444,404)	(2,235,926)	(2,168,745)	(1,540,511)
Inventories	(1,154,678)	1,545,443	(483,969)	(63,550)	(1,238,126)
Prepaid expenses	206,808	217,194	(132,012)	(460,146)	52,154
Accounts payable	1,532,549	(1,266,734)	(360,497)	235,067	1,326,504
Accrued liabilities	100,023	(265,422)	817,762	2,430,384	865,350

Net cash provided by (used in) operating activities	15,711,832	14,668,766	(1,935,498)	(1,139,717)	5,635,407

Cash flows from investing activities:
Purchases of equipment and leasehold improvements	(835,100)	(514,417)	(915,934)	(840,067)	(1,365,802)
Proceeds from sale of equipment			43,000	43,000	9,950
Other		(105,346)	(46,655)	(64,156)	35,478

Net cash used in investing activities	(835,100)	(619,763)	(919,589)	(861,223)	(1,320,374)

Cash flows from financing activities:
Cash dividends	(16,109,000)	(15,214,350)	(1,673,000)	(1,673,000)
Contribution from stockholder			2,700,000	2,700,000
Proceeds from notes payable, bank			55,000,000	55,000,000
Proceeds from revolving credit loan			5,000,000	5,000,000
Payments on notes payable, bank			(1,500,000)	(750,000)	(2,650,000)
Payments on revolving credit loan			(5,000,000)	(5,000,000)
Payments of deferred financing costs			(973,532)	(973,532)	(133,025)
Stock bonus to employees			850,000	850,000
Issuance of preferred stock			32,000,000	32,000,000
Repurchase of common stock			(87,000,000)	(87,000,000)

Net cash used in financing activities	(16,109,000)	(15,214,350)	(596,532)	153,468	(2,783,025)

Net (decrease) increase in cash and cash equivalents	(1,232,268)	(1,165,347)	(3,451,619)	(1,847,472)	1,532,008
Cash and cash equivalents, beginning of period	6,952,286	5,720,018	4,554,671	4,554,671	1,103,052

Cash and cash equivalents, end of period	$5,720,018	$4,554,671	$1,103,052	$2,707,199	$2,635,060

Cash paid during the period for:
Interest			$4,576,700	$2,407,000	$3,296,400
Income taxes			1,086,500	286,500	85,000
Noncash transactions:
Restricted stock grants			$700,000	$700,000	$125,000
Deferred tax asset related to step-up in basis			35,936,000	35,936,000
Stockholder consulting agreement			687,000	687,000
Distribution of net assets to stockholder			1,183,000	1,183,000
Note payable, stockholder, issued in exchange for common stock			10,000,000	10,000,000
Accrued dividends on Series B, 8% redeemable preferred stock			2,113,000	1,490,000	1,947,000
Issuance of preferred stock in exchange for common stock			6,000,000	6,000,000
Accretion of convertible participating preferred stock					67,000,000

The accompanying notes are an integral part of the financial statements.

FARGO ELECTRONICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Information for the nine months ended September 30, 1998 is unaudited)

1.  Nature of Business and Basis of Presentation:

  Nature of Business:

    Fargo Electronics, Inc. (Fargo or the Company) designs, manufactures, sells and supports a broad line of printers and supplies for plastic card personalization and data encoding.

  Basis of Presentation:

    The financial statements at December 31, 1997 and 1998 and at September 30, 1999 and for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1999, have been audited. The results of operations for the nine months ended September 30, 1999, are not necessarily indicative of the results that may be expected for the full year ending December 31, 1999.

    The statements of operations and cash flows for the nine months ended September 30, 1998 are unaudited and are included for comparative purposes only. In the opinion of management, this financial information has been prepared on the same basis as the audited information and includes all adjustments, consisting of normal recurring adjustments, necessary to fairly present the financial information set forth herein.

    The pro forma data at September 30, 1999 and for the year ended December 31, 1998 and for the nine months ended September 30, 1998 and 1999, is unaudited.

  Pro Forma Balance Sheet Data (Unaudited):

    The Board of Directors has authorized the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of common stock in an initial public offering (IPO). If the IPO is consummated as presently anticipated, each share of the convertible participating preferred stock will automatically convert into 625 shares of common stock. The unaudited pro forma balance sheet reflects the subsequent conversion of the convertible participating preferred shares into common stock at a 625 for 1 conversion ratio as if such conversion occurred at September 30, 1999.

  Pro Forma Income Tax Data (Unaudited):

    Concurrent with the Recapitalization (Note 2), on February 18, 1998, the Company's status as an S Corporation was terminated, and the Company was subject to federal and state income taxes. Accordingly, for informational purposes, the accompanying statements of operations for the year ended December 31, 1998, and the nine months ended September 30, 1998, include a pro forma adjustment for the income taxes which would have been recorded if the Company had been a C Corporation for the entire period based on the tax laws in effect during the period.

  Stock Split:

    In March 1998, the Company's Board of Directors approved a 1,000 for 1 stock split in the form of a 999 share dividend for each share owned. On November 12, 1999, the Company's Board of Directors approved a five for eight reverse stock split. All per share and number of share data have been retroactively restated to reflect the stock splits.

2.  Recapitalization:

    On February 18, 1998, the Company completed a recapitalization (the Recapitalization) pursuant to which Fargo Electronics Holdings, Inc. (FEHI) acquired an 80 percent interest in Fargo. In connection with the Recapitalization, the Company received $32,000,000 in equity financing from FEHI and incurred indebtedness of $70,000,000. The outstanding shares of common stock of Fargo held by its founder and sole stockholder were redeemed with $87,000,000 in cash, issuance of $6,000,000 of redeemable preferred stock, and the issuance of a $10,000,000 note payable (Note 5). The stockholder retained a 20 percent interest in Fargo.

    The transaction was accounted for as a leveraged recapitalization such that the Company's assets and liabilities remained at their historical bases for financial reporting purposes. For income tax purposes, the transaction was treated as a taxable business combination such that the financial statements reflected a "step-up" in tax basis (Note 9).

    The effects of the Recapitalization on the Statement of Stockholders' Equity (Deficiency) are summarized as follows:

Redemption and distribution to founder paid in cash	$(87,000,000)
Redemption and distribution to founder in exchange for a note payable	(10,000,000)
Issuance of preferred stock in exchange for common stock	(6,000,000)
Stockholder consulting agreement	(687,000)
Dividend declared and paid to founder	(1,673,000)
Cash contribution from founder	2,700,000
Distribution of PTI assets	(1,183,000)
Stock bonus to employees	850,000
Deferred income taxes	35,936,000

$(67,057,000)

    Non-recurring expenses of $8,385,942 were incurred by the Company, primarily in the form of cash and stock bonuses to employees, immediately prior to the Recapitalization.

    Immediately prior to the recapitalization, certain assets and product lines manufactured by the Company were distributed to Primera Technology, Inc. (PTI), a corporation solely owned by the Company's founder. Net assets distributed had a net book value of approximately $1,183,000. From January 1, 1998, to February 18, 1998, the product lines distributed represented approximately $670,000 in net sales and $180,000 in gross profit. In 1996 and 1997, these product lines represented approximately $3,100,000 and $6,500,000 of net sales and $1,500,000 and $1,400,000 of gross profit, respectively.

    Subsequent to the Recapitalization, Fargo has focused its business strategy on the design, manufacture and sales of printers and supplies for plastic card personalization and data encoding. Product lines that are not related to the Company's current strategy are in the process of being discontinued. Net sales related to these product lines for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999, constituted approximately $20,400,000, $10,000,000, $4,100,000, $3,600,000 and $1,100,000, respectively.

3.  Summary of Significant Accounting Policies:

  Cash and Cash Equivalents:

    All highly liquid investments with original maturities of three months or less are considered cash equivalents. Substantially all of the Company's cash and cash equivalents are held by one financial institution.

  Inventories:

    Inventories, which consist primarily of raw materials, are stated at the lower of cost or market, with cost being determined by the first-in, first-out (FIFO) method.

  Equipment and Leasehold Improvements:

    Equipment and leasehold improvements are stated at cost. Depreciation is recorded over the estimated useful lives of the assets (three to five years) using accelerated methods. Leasehold improvements are amortized over the terms of the related leases.

    Major renewals or betterments are capitalized, while repair and maintenance expenditures are charged to operations as incurred. The cost and accumulated depreciation or amortization of equipment and leasehold improvements disposed of or sold are eliminated from their respective accounts, and the resulting gain or loss is recorded in operations.

  Valuation of Long-Lived Assets:

    The Company periodically analyzes its long-lived assets for potential impairment, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operating cash flows on a basis consistent with generally accepted accounting principles.

  Revenue Recognition:

    Revenue is recognized at the time of shipment. The Company provides for estimated warranty costs in the period revenue is recognized.

  Research and Development:

    Research and development costs are charged to expense as incurred.

  Deferred Financing Costs:

    Deferred financing costs are being amortized to interest expense over the term of the related debt using the effective interest rate method.

  Income Taxes:

    Prior to the Recapitalization, the Company had elected S Corporation status under the applicable sections of the Internal Revenue Code (IRC) and relevant state income tax regulations, whereby income of the Company was included in the income tax returns of its founder and sole stockholder. Accordingly, the financial statements for the periods prior to the Recapitalization do not reflect the income tax effects of the Company's operations. Effective February 18, 1998, the Company elected to be taxed as a C Corporation under the provisions of the IRC.

    For the periods subsequent to February 18, 1998, deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and tax rates in effect for the periods in which the differences are expected to reverse. The tax effects of the temporary differences which resulted from the "step-up" in tax basis (Notes 2 and 9) have been reflected in stockholders' equity (deficiency) at February 18, 1998. The provision for income taxes is the tax payable for the period and the change during the period in deferred income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

  Fair Value of Financial Instruments:

    The Company considers that the carrying amount of financial instruments, including accounts receivable, accounts payable, accrued liabilities and notes payable, approximates fair value. Interest on notes payable is payable at rates which approximate fair value.

  Derivative Financial Instruments:

    Derivative financial instruments are used by the Company principally in the management of its interest rate exposure.

    Amounts to be paid or received under interest rate swap agreements are accrued as interest rates change and are recognized over the life of the swap agreements as an adjustment to interest expense. The fair value of swap agreements is not recognized in the financial statements, since they are accounted for as hedges. Written options associated with interest rate swap agreements are recognized in the financial statements at their fair market value. Adjustments to the written option fair value are recorded in other income (expense) during the related period.

  Net Income (Loss) Per Common Share:

  Historical

    The difference in the weighted average shares outstanding for calculating basic and diluted earnings per share is attributable to the assumed exercise of stock options, if dilutive, and also includes the effect of the assumed conversion of the convertible participating preferred stock into common stock. The options and the convertible participating preferred stock were not included in the computation of diluted net income (loss) per common share for the year ended December 31, 1998, and the nine months ended September 30, 1998, because they would not have had a dilutive effect.

    For the nine months ended September 30, 1999, the following provides a reconciliation of shares used in the computation of basic and diluted earnings per share:

Weighted average shares, including restricted stock, for basic earnings per share	1,723,558
Dilutive effect of stock options	161,025
Dilutive effect of convertible participating preferred stock	5,000,000

Weighted average shares for diluted earnings per share	6,884,583

  Pro Forma (Unaudited)

    Pro forma net income (loss) per common share is calculated assuming conversion of all convertible participating preferred stock, which converts automatically upon the completion of the initial public offering into 5,000,000 shares of common stock.

  Use of Estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

  Recently Issued Accounting Standards:

    Effective with its year end 1998 financial statements, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which established standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company's comprehensive income is equal to its net income for all periods presented.

    In March 1998, the AICPA issued SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP No. 98-1). SOP No. 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria have been met. The Company adopted SOP No. 98-1 beginning on January 1, 1999. The adoption did not have a material impact on the Company's financial position or results of operations.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company must adopt this standard no later than January 1, 2001. The Company is reviewing the requirements of this standard. Although the Company expects that this standard will not materially affect its financial position or results of operations, it has not yet determined the impact of this standard on its financial statements.

4.  Selected Balance Sheet Information:

  Accounts Receivable, Net:

	December 31,
			September 30, 1999
	1997	1998
Trade accounts receivable	$3,266,913	$5,025,204	$6,615,715
Less allowance for doubtful accounts	(440,000)	(250,000)	(300,000)

	$2,826,913	$4,775,204	$6,315,715

  Inventories:

Raw materials and purchased parts	$5,092,247	$4,496,883	$5,647,433
Work in process	70,461	186,797	214,304
Finished goods	736,629	532,789	492,858

	5,899,337	5,216,469	6,354,595
Less allowance for obsolete inventories	(1,300,000)	(925,000)	(825,000)

	$4,599,337	$4,291,469	$5,529,595

Equipment and Leasehold Improvements, Net:
Tooling and manufacturing equipment	$2,713,009	$2,199,610	$3,135,126
Office and other equipment	1,941,956	2,027,024	2,450,754
Leasehold improvements	185,812	488,108	488,108

	4,840,777	4,714,742	6,073,988
Less accumulated depreciation and amortization	(3,681,004)	(3,486,958)	(3,996,112)

	$1,159,773	$1,227,784	$2,077,876

Deferred Financing Costs, Net:
Deferred financing costs		$973,532	$1,106,557
Less accumulated amortization		(211,778)	(390,813)

		$761,754	$715,744

Accrued Liabilities:
Accrued compensation and benefits	$336,081	$373,960	$463,364
Accrued warranty	249,860	246,257	226,000
Accrued interest		457,000	1,324,000
Payable to stockholder (Note 10)		422,833	291,083
Interest rate swap written option (Note 5)		303,250	55,650
Other	219,081	406,143	714,696

	$805,022	$2,209,443	$3,074,793

5.  Financing Arrangements:

  Notes Payable, Bank:

    In connection with the Recapitalization, the Company entered into a $58,000,000 Revolving Credit and Term Loan Agreement, as amended, (Senior Bank Facility) with a syndicate of banks. The Senior Bank Facility, as amended, provides for two term loans aggregating $55,000,000 (Loan A is $30,000,000 and Loan B is $25,000,000) and a revolving credit loan facility of $3,000,000. At December 31, 1998, and September 30, 1999, $53,500,000 and $50,850,000, respectively, were outstanding on the term loans, and there were no borrowings under the revolving credit loan. The term loans provide for mandatory quarterly repayments, with a final payment due on February 18, 2004 of $14,238,000.

    Borrowings under the Senior Bank Facility bear interest at variable rates, generally based on the Eurodollar rate plus applicable margin (2.75% margin in the case of Loan A and the revolving credit loan facility, and 3.0% margin in the case of Loan B). The weighted average interest rates on the Senior Bank Facility for the year ended December 31, 1998, and the nine months ended September 30, 1999, were 8.4% and 8.3%, respectively. At December 31, 1998, and September 30, 1999, the Eurodollar interest rates were 5.1% and 5.5%, respectively.

    The Senior Bank Facility requires the Company to enter into an interest rate protection agreement to the extent necessary to provide that at least 50% of the Company's Senior Bank Facility is subject to either fixed interest rate or interest rate protection for a minimum of two years. Accordingly, the Company entered into an interest rate swap agreement with an initial term that expires in May 2000, and can be extended at the option of the bank for an additional one year period. The notional amount subject to the swap agreement is $35,000,000. The average fixed interest rate on the interest rate swap during 1998 and the nine months ended September 30, 1999, was 5.79%. The fair value of the interest rate swap, based on quoted market prices, at December 31, 1998, and September 30, 1999, was $380,800 and $3,750, respectively. The fair value of the swap is not recognized in the financial statements. The fair value of the interest rate swap written option, based on quoted market prices, at December 31, 1998, and September 30, 1999, was $303,250 and $55,650, respectively. The adjustments to the written option fair value were $163,250 expense for the year ended December 31, 1998 and $247,600 income for the nine months ended September 30, 1999.

    The Senior Bank Facility contains a number of significant covenants that, among other things, restrict the ability of the Company to incur additional indebtedness; create liens on assets; make investments or acquisitions; make distributions; engage in mergers, consolidations or disposition of assets; repay other indebtedness; or other similar activities. In addition, the Company is required to comply with specified minimum earnings before interest, taxes, depreciation and amortization levels, and with maximum leverage and minimum fixed charge coverage ratios. The Senior Bank Facility is collateralized by a first priority interest on all assets of the Company.

    Principal payments on notes payable, bank at September 30, 1999, are as follows:

	Loan A	Loan B	Total
2000	$3,750,000	$500,000	$4,250,000
2001	6,200,000	500,000	6,700,000
2002	8,400,000	500,000	8,900,000
2003	8,237,000	4,450,000	12,687,000
2004		18,313,000	18,313,000

	26,587,000	24,263,000	50,850,000
Less current portion	(3,750,000)	(500,000)	(4,250,000)

	$22,837,000	$23,763,000	$46,600,000

  Note Payable, Stockholder:

    In connection with the Recapitalization, the Company issued a $10,000,000 subordinated promissory note payable to the Company's founder. This note bears an interest rate of 12%, payable annually. Subject to the terms of the Senior Bank Facility, this note is payable at the earliest to occur of (a) the liquidation of the Company, (b) an initial public offering (IPO), or (c) August 18, 2004. Interest expense incurred under this note for the year ended December 31, 1998, and the nine months ended September 30, 1998 and 1999, was $1,038,904, $736,438 and $897,534, respectively.

6.  Preferred Stock:

    In connection with the Recapitalization, the Company issued 30,000 shares of Series B, 8% redeemable preferred stock (Redeemable Preferred) and 8,000 shares of convertible participating preferred stock (Convertible Preferred).

    The holders of the Redeemable Preferred are entitled to receive quarterly cash dividends at the rate of 8% per year subject to the restrictions of the Senior Bank Facility. These dividends are mandatory, cumulative and compound semi-annually until paid. The Redeemable Preferred has liquidation preference to the Convertible Preferred and common stock. Subject to the terms of the Senior Bank Facility, the Redeemable Preferred shares will be redeemed upon the closing of an IPO or, in the case of a vote by a majority of the outstanding stockholders of the Redeemable Preferred, 50% of the outstanding shares will be redeemed between August 2004 and August 2005 and 50% between August 2005 and August 2006 at a redemption price of $1,000 per share plus an amount in cash equal to all accrued dividends. At September 30, 1999, no dividends have been paid on the Redeemable Preferred.

    The Convertible Preferred participates with the Company's common stock in voting. The Convertible Preferred has liquidation preference to common stock and may be redeemed on or after February 18, 2007, upon the vote by a majority of the outstanding stockholders of the Convertible Preferred at the greater of $1,000 per share or the expected fair market value of common stock, in the event the shares were converted into common stock immediately prior to the Redemption. The Convertible Preferred automatically converts to shares of common stock upon the closing of an IPO of the Company's common stock on a 625 for 1 basis. At September 30, 1999, the Convertible Preferred has been recorded at the expected fair market value of the common stock which is approximately $15 per share.

7.  Stock Option and Grant Plan:

    In February 1998, the Board of Directors and stockholders adopted the Fargo Electronics, Inc. 1998 Stock Option and Grant Plan (the Plan) which, as amended in 1999, authorizes and reserves a total of 937,500 shares of common stock for issuance under the Plan. The Plan is administered by the Compensation Committee of the Board of Directors and provides for the grant of: (a) incentive stock options; (b) nonqualified stock options; (c) restricted stock; and (d) unrestricted stock awards to employees, officers, directors and others, subject to certain limitations, as defined by the Plan. Stock options issued under the Plan generally have an exercise price equal to the fair market value on the date of grant, vest and become exercisable over four years, and expire seven years from the date of grant.

    The restricted stock has an exercise price equal to the fair market value on the date of grant. Shares are awarded to employees, which are subject to certain forfeiture and transferability restrictions that lapse after specified employment periods. The restrictions on the awards expire upon an IPO or over a period not to exceed four years. Sales of the restricted stock are paid for by means of recourse promissory notes with payment terms of four years. The restricted stock has a weighted average exercise price of $1.60.

    Stock option and restricted stock activity for the year ended December 31, 1998, and the nine months ended September 30, 1999, was as follows:

	Shares Available for Grant	Options Outstanding	Restricted Stock Outstanding	Weighted Average Exercise Price Per Share of Options
Plan adoption	694,375
Granted	(582,188)	144,688	437,500	$1.60
Cancelled	2,188	(2,188)		$1.60

Balance, December 31, 1998	114,375	142,500	437,500	$1.60
Plan amendment	243,125
Granted	(173,125)	95,000	78,125	$3.97
Cancelled	9,687	(9,687)		$1.60

Balance, September 30, 1999	194,062	227,813	515,625	$2.59

    All outstanding options have exercise prices between $1.60 per share and $6.40 per share. The weighted average remaining contractual life of these outstanding options at September 30, 1999, was approximately six years. At September 30, 1999, no options were exercisable. At September 30, 1999, 46,875 options become fully vested upon an IPO.

    During the nine months ended September 30, 1999, the Company recorded deferred compensation of $112,000 for 8,750 options granted at a discount from the estimated fair market value of the Company's common stock. For the nine months ended September 30, 1999, the Company recorded compensation expense of $4,900 for these grants.

    The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation," for disclosure purposes. Under SFAS No. 123, the Company measures compensation expense for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees." The Company provides disclosure of the effect on net loss as if the fair value-based method prescribed in SFAS No. 123 has been applied in measuring compensation expense.

    If the Company had adopted the fair value based accounting method in SFAS No. 123 to account for the cost of stock options occurring in 1998 and the nine months ended September 30, 1999, and charged compensation cost against income over the vesting period based on the fair value of options at the date of grant, net income (loss) for the year ended December 31, 1998 and the nine months ended September 30, 1999, would have been $(4,207,746) and $1,838,041, respectively, and basic net income per share for the year ended December 31, 1998 and the nine months ended September 30, 1999, would have been $(0.98) and $1.07, respectively.

    The weighted average grant-date fair value of options granted during 1998 and the nine months ended September 30, 1999, was $1.60 and $3.97, respectively, which was determined using the Black Scholes method and the following key assumptions:

	Year Ended December 31, 1998	Nine Months Ended September 30, 1999
Volatility	50.76%	43.41%
Risk-free interest rates	4.16% to 5.60%	4.64% to 5.76%
Expected life	Four years	Four years
Expected dividends	None	None

8.  Benefit Plan:

    The Company has a retirement savings plan pursuant to Section 401(k) of the IRC whereby eligible employees may contribute up to 15% of their earnings either before taxes (subject to IRS limitation) or after tax, not to exceed annual amounts allowed under the IRC. In addition, the Company may also make discretionary matching contributions. Company matching contributions for the years ended December 31, 1996, 1997, 1998 and the nine months ended September 30, 1998 and 1999, were $85,000, $83,000, $109,000, $109,000 and $138,000, respectively.

9.  Income Taxes:

    As discussed in Note 3, the Company's financial statements for the periods prior to February 18, 1998, do not reflect income taxes as the Company had elected S Corporation status.

    The components of the provision for income taxes for the year ended December 31, 1998 and the nine months ended September 30, 1999, are as follows:

	December 31, 1998	September 30, 1999
Currently payable:
Federal	$904,000	$465,000
State	91,000	51,000

	995,000	516,000

Deferred:
Federal	1,700,000	1,540,000
State	105,000	127,000

	1,805,000	1,667,000

Provision for income taxes	$2,800,000	$2,183,000

    Temporary differences comprising the net deferred tax assets recognized in the accompanying balance sheets at December 31, 1998, and September 30, 1999, are as follows:

	December 31, 1998	September 30, 1999
Tax goodwill	$33,867,000	$31,978,000
Allowance for doubtful accounts	44,000	88,000
Allowance for obsolete inventories	82,500	87,500
Depreciation and amortization	46,500	169,500
Accrued warranty	48,500	81,000
Accrued vacation	42,500	40,000
Other		20,000

Net deferred tax assets	$34,131,000	$32,464,000

    A reconciliation between the Company's effective tax and the federal statutory tax is as follows:

Provision for federal income taxes at statutory rate	$242,000	$2,037,000
State income taxes, net of federal benefit	15,000	115,000
S Corporation loss prior to February 18, 1998	2,394,000
Other	149,000	31,000

Total	$2,800,000	$2,183,000

    For federal and state income tax purposes, the Recapitalization (Note 2) is a taxable business combination and is a qualified stock purchase. The buyer and seller have elected jointly to treat the Recapitalization as an asset acquisition under Section 338(h)(10) of the IRC. In connection with the Recapitalization, the Company recorded a deferred tax asset with a corresponding credit to retained earnings of $35,936,000 at February 18, 1998, related to future tax deductions for the net excess of the tax bases of the assets and liabilities over the financial statement carrying amounts.

    Historically, the Company has generated operating income. The realization of the deferred tax assets is dependent upon the Company's ability to generate sufficient future taxable income which management believes is more likely than not. The Company anticipates future taxable income sufficient to realize the recorded deferred tax assets. Future taxable income is based on management's forecasts of the operating results of the Company, and there can be no assurance that such results will be achieved.

10.  Other Related Party Transactions:

  Contract Assembly:

    Fargo contracts with Fargo Electronics Jamaica, Ltd., a company solely owned by the Company's founder and minority stockholder, to assemble certain components. Assembly charges paid to Fargo Electronics Jamaica, Ltd. for the years ended December 31, 1996, 1997, 1998, and the nine month periods ended September 30, 1998 and 1999, were approximately $712,000, $721,000, $774,000, $477,000 and $673,000, respectively.

  Travel Services:

    The Company historically had contracted with Fargo Aviation, Inc. (FAI), a company solely owned by the Company's founder to provide travel services for the Company and its founder. All contracts and obligations of the Company relating to FAI were terminated in connection with the Recapitalization. Expenses incurred under these arrangements were approximately $783,000, $899,000 and $141,000 in 1996, 1997 and 1998, respectively, and have been included in other expense.

  Consulting Agreement:

    The Company has a consulting agreement with PTI that requires Fargo to pay approximately $27,000 per month for a period of three years from the date of the Recapitalization. This agreement may be terminated by Fargo upon completion of an IPO at which time the amount becomes due and payable. At December 31, 1998 and September 30, 1999, the Company has recorded a liability of $422,833 and $291,083, respectively, in connection with its obligations under this agreement.

11.  Commitments:

    The Company leases office, warehouse and manufacturing space under an operating lease that expires in September 2001. Future minimum lease payments at December 31, 1998, consist of the following:

1999	$349,000
2000	349,000
2001	246,000

Total minimum lease payments	$944,000

    Total rent expense for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999, was $757,000, $823,000, $1,141,000, $873,000 and $482,000, respectively.

12.  Segment Information and Export Sales:

  Business Segments:

    Effective with its year end 1998 financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosure About Segments of an Enterprise and Related Information," which requires disclosure of segment data in a manner consistent with that used by an enterprise for internal management reporting and decision making. Accordingly, the Company reports its operations as a single segment under SFAS No. 131.

  Export Sales:

    Export sales were as follows:

	Year Ended December 31			Nine Months Ended September 30
	1996	1997	1998	1998	1999
Europe	$9,095,000	$8,531,000	$7,312,000	$5,427,000	$5,758,000
Asia	4,469,000	4,791,000	3,078,000	2,535,000	2,459,000
North and South America (other than the United States)	2,453,000	3,862,000	3,950,000	2,857,000	2,617,000
Other	2,800,000	3,957,000	3,015,000	1,853,000	2,695,000

	$18,817,000	$21,141,000	$17,355,000	$12,672,000	$13,529,000

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

    The following Unaudited Pro Forma Condensed Financial Statements have been derived by the application of pro forma adjustments to the Company's historical financial statements included elsewhere in this prospectus. The Unaudited Pro Forma Condensed Statement of Operations for the periods presented give effect to the recapitalization and the offering as if such transactions were consummated as of January 1, 1998. The Unaudited Pro Forma Condensed Balance Sheet gives effect to the offering as if such transaction had occurred at September 30, 1999. The adjustments are described in the accompanying notes to the Unaudited Pro Forma Condensed Balance Sheet and to the Unaudited Pro Forma Condensed Statements of Operations. The Unaudited Pro Forma Condensed Financial Statements should not be considered indicative of actual results that would have been achieved had the recapitalization and the offering been consummated on the dates or for the periods indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The Unaudited Pro Forma Condensed Financial Statements should be read in conjunction with the Company's historical financial statements and the notes thereto included elsewhere in this prospectus.

FARGO ELECTRONICS, INC.

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
AT SEPTEMBER 30, 1999

	Historical	Pro Forma Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$2,635,060			$2,635,060
Accounts receivable, net	6,315,715			6,315,715
Inventories	5,529,595			5,529,595
Prepaid expenses	190,018			190,018
Deferred income taxes	2,706,000			2,706,000

Total current assets	17,376,388			17,376,388

Equipment and leasehold improvements, net	2,077,876			2,077,876
Other assets:
Deferred income taxes	29,758,000	$174,000	(c)	29,932,000
Deferred financing costs, net	715,744	(484,000	)(d)	231,744
Other	54,338			54,338

Total assets	$49,982,346	$(310,000)		$49,672,346

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
Current portion of notes payable, bank	4,250,000	(4,250,000	)(a)
Accounts payable	1,956,909			1,956,909
Accrued liabilities	3,074,793	(898,000	)(a)	2,176,793

Total current liabilities	9,281,702	(5,148,000)		4,133,702
Note payable, bank, less current portion	46,600,000	(19,792,000	)(a)	26,808,000
Note payable, stockholder	10,000,000	(10,000,000	)(a)
Series B, 8% redeemable preferred stock including accrued dividends, $.01 par value; 30,000 shares authorized, 30,000 shares issued and outstanding	34,060,000	(34,060,000	)(a)
Convertible participating preferred stock, $.01 par value; 10,000 shares authorized, 8,000 shares issued and outstanding	75,000,000	(75,000,000	)(b)
Stockholders' equity (deficiency):
Common stock	17,656	100,000	(b)	117,656
Additional paid-in capital	931,844	143,900,000	(b)	144,831,844
Retained earnings (accumulated deficit)	(124,976,756)	(310,000	)(b)	(125,286,756)
Deferred compensation	(107,100)			(107,100)
Stock subscription receivable	(825,000)			(825,000)

Total stockholders' equity (deficiency)	(124,959,356)	143,690,000	(b)	18,730,644

Total liabilities and stockholders' equity (deficiency)	$49,982,346	$(310,000)		$49,672,346

The accompanying notes are an integral part of the unaudited pro forma condensed balance sheet.

FARGO ELECTRONICS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
AT SEPTEMBER 30, 1999

(a)	Adjustments reflect the assumed proceeds from the Offering and application of proceeds as follows:
Gross proceeds from the Offering	$75,000,000
Uses:
Redemption of Series B, 8% redeemable preferred stock including accrued dividends	34,060,000
Redemption of note payable, stockholder	10,000,000
Repayment of accrued interest on note payable, stockholder	898,000
Paydown on note payable, bank	24,042,000
Fees and expenses	6,000,000

$75,000,000

(b)	Adjustments reflect the effect of the Offering on stockholders' equity (deficiency) as follows:

Gross proceeds from the Offering	$75,000,000
Fees and expenses	(6,000,000)
Conversion of convertible participating preferred stock	75,000,000
Extraordinary charge, net of tax benefit	(310,000)

Net increase in stockholders' equity (deficiency)	$143,690,000

The extraordinary charge consists of the write-off of deferred financing costs of $484,000 to be recognized in connection with the expected paydown and amendment of the note payable, bank, less related income tax benefit of $174,000. The extraordinary charge will be recorded in the period during which the amendment occurs.
(c)
The adjustment represents the income tax benefit related to the $484,000 write off of deferred financing costs related to the notes assumed to be repaid. The income tax benefit of $174,000 was computed at an effective rate of 36%.
(d)	The adjustment represents the writeoff of deferred financing costs related to the notes assumed to be paid from the proceeds of the offering.

FARGO ELECTRONICS, INC.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

	September 30, 1999	Pro Forma Adjustments		Pro Forma
Net sales	$41,147,102			$41,147,102
Cost of sales	21,226,620			21,226,620

Gross profit	19,920,482			19,920,482

Operating expenses:
Research, and development	2,795,718			2,795,718
Selling, general and administrative	7,011,487			7,011,487

Total operating expenses	9,807,205			9,807,205

Operating income	10,113,277			10,113,277

Other income (expense):
Interest expense	(4,452,243)	$2,543,350	(a)	(1,908,893)
Interest income	71,267			71,267
Other, net	258,283			258,283

Total other expense	(4,122,693)	2,543,350		(1,579,343)

Income before provision for income taxes and extraordinary item (c)	5,990,584	2,543,350		8,533,934
Provision for income taxes	2,183,000	915,606	(b)	3,098,606

Net income before extraordinary item (c)	3,807,584	1,627,744		5,435,328
Accrued dividends on Series B, 8% redeemable preferred stock	(1,947,000)	1,947,000	(d)

Net income available to common stockholders	$1,860,584	$3,574,744		$5,435,328

Net income per common share:
Basic	$1.08			$0.46
Diluted	0.27			0.46
Weighted average common shares outstanding:
Basic	1,723,558			11,723,558
Diluted	6,884,583			11,884,583

The accompanying notes are an integral part of the unaudited pro forma condensed statement of operations.

FARGO ELECTRONICS, INC.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1998

	December 31, 1998	Pro Forma Adjustments		Pro Forma
Net sales	$47,647,263			$47,647,263
Cost of sales	23,195,068			23,195,068

Gross profit	24,452,195			24,452,195

Operating expenses:
Research, and development	1,586,168			1,586,168
Selling, general and administrative	8,306,993			8,306,993
Recapitalization costs	8,385,942			8,385,942

Total operating expenses	18,279,103			18,279,103

Operating income	6,173,092			6,173,092

Other income (expense):
Interest expense	(5,297,985)	$2,533,653	(a)	(2,764,332)
Interest income	108,339			108,339
Other, net	(272,797)			(272,797)

Total other expense	(5,462,443)	2,533,653		(2,928,790)

Income before provision for income taxes and extraordinary item (c)	710,649	2,533,653		3,244,302
Provision for income taxes	2,800,000	(1,604,885)	(b)	1,195,115

Net (loss) income before extraordinary item (c)	(2,089,351)	4,138,538		2,049,187
Accrued dividends on Series B, 8% redeemable preferred stock	(2,113,000)	2,113,000	(d)

Net (loss) income available to common stockholders	$(4,202,351)	$6,251,538		$2,049,187

Net (loss) income per common share:
Basic	$(0.98)			$0.15
Diluted	(0.98)			0.15
Weighted average common shares outstanding:
Basic	4,307,366			13,636,134
Diluted	4,307,366			13,661,939

The accompanying notes are an integral part of the unaudited pro forma condensed statement of operations.

FARGO ELECTRONICS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1998 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

		For the Year Ended December 31, 1998	For the Nine Months Ended September 30, 1999
(a)	Interest expense with respect to the note payable, bank and stockholder at the weighted average interest rate of 8.4% and 12.0%, respectively, for January 1, 1998 to February 18, 1998.	$783,000
	Reduction of interest expense related to the payment on the note payable, stockholder and paydown on the note payable, bank, at an assumed weighted average interest rate of 8.4% and 12.0%, respectively.	(3,224,000)	$(2,407,000)
	Net effect of amortization and writeoff of deferred financing costs	(92,653)	(136,350)

	Total adjustment	$(2,533,653)	$(2,543,350)

(b)	The adjustment reflects the tax effect of the pro forma adjustments at a 36% statutory income tax rate for the 1998 and 1999 and for the income taxes which would have been recorded if the Company had been a C Corporation for all of 1998 based on a 36% statutory income tax rate.
(c)
The pro forma net income before extraordinary item amounts are before, and do not include, an extraordinary loss of approximately $310,000 related to the writeoff of deferred financing costs related to the payment of the note payable, bank. The loss has been reduced by the related income tax benefit.
(d)	The adjustment reflects the redemption of Series B, 8% redeemable preferred stock, giving effect to the offering as if it had occurred as of January 1, 1998.

REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Stockholders and Board of Directors of
Fargo Electronics, Incorporated:

    Our audits of the financial statements referred to in our report dated November 12, 1999, appearing on page F-2 of this Registration Statement on Form S-1 also included an audit of the financial statement schedule listed in item 16(b) of this Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.

                      /s/ PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota
November 12, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Fargo Electronics, Incorporated:

    Our audit of the financial statements of Fargo Electronics, Incorporated as of and for the year ended December 31, 1997 was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The 1997 information in Schedule II. Valuation and Qualifying Accounts is presented for the purposes of additional analysis and is not a required part of the 1997 basic financial statements. This information has been subjected to the auditing procedures applied in our audit of the 1997 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 1997 basic financial statements taken as a whole.

                      /s/ ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
March 19, 1998

FARGO ELECTRONICS, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

COL. A	COL. B	COL. C		COL. D	COL. E
		Additions
Description	Balance at beginning of period	Charged to costs and expense	Charged to other accounts	Deductions from reserves	Balance at end of period
Allowance for doubtful accounts
Year ended December 31, 1998	$440,000	$123,759		$313,759	$250,000
Year ended December 31, 1997	416,000	62,421		38,421	440,000
Year ended December 31, 1996	416,000	106,195		106,195	416,000

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

    The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Company in connection with the sale of common stock being registered. All of the amounts shown are estimates.

Amount to be Paid
SEC registration fee	$26,000
NASD fee	10,000
Nasdaq listing fee	90,000
Blue Sky fees and expenses	5,000
Legal fees and expenses	150,000
Accounting fees and expenses	125,000
Printing expenses	125,000
Transfer agent fees	5,000
Miscellaneous	214,000

Total	$750,000

Item 14.  Indemnification of Directors and Officers.

    Delaware Law and the Company's certificate of incorporation provide that the Company shall, under certain circumstances and subject to certain limitations, indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation.

    The Company has also entered into indemnification agreements with all of the directors and executive officers of the Company whereby the Company has agreed to indemnify and hold harmless the directors and executive officers from and against any claims, liability, damages or expenses incurred by them in or arising out of their status, capacities and activities with respect to the Company to the maximum extent permitted by Delaware law. The Company believes that these agreements are necessary to attract and retain qualified persons as directors and executive officers.

    The Company also maintains a directors and officers insurance policy pursuant to which directors and officers of the Company are insured against liability for certain actions in their capacity as directors and officers.

    Reference is also made to Section 6 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

Item 15.  Recent Sales of Unregistered Securities.

    Since October 1, 1996 we have issued and sold the following securities without registration under the Securities Act (references to common shares reflect the 1,000-for-1 split of the outstanding common stock effected on March 6, 1998 and the 5-for-8 reverse stock split effected on November 12, 1999):

    (1) On February 18, 1998 we issued 8,000 shares of Convertible Participating Preferred Stock and 24,000 shares of Series A 8% Redeemable Preferred Stock to Fargo Electronics Holdings, Inc. in exchange for 6,571,056.25 shares of our previously issued and outstanding common stock. On the same date, we issued 1,250,000 shares of common stock, 6,000 shares of Series A 8% Redeemable Preferred Stock and a warrant to purchase 1 share of common stock to an existing stockholder and certain employees of Fargo in exchange for 1,642,731.25 shares of our previously issued and outstanding common stock.

    (2) On March 31, 1998 we sold 312,500 shares of restricted common stock for $500,000 paid in the form of a promissory under our 1998 Stock Option and Grant Plan.

    (3) On April 15, 1998 we sold 62,500 shares of restricted common stock for $100,000 paid in the form of a promissory under our 1998 Stock Option and Grant Plan.

    (4) On May 15, 1998 we sold 62,500 shares of restricted common stock for $100,000 paid in the form of a promissory under our 1998 Stock Option and Grant Plan.

    (5) On May 28, 1998 we sold 78,125 shares of restricted common stock for $125,000 paid in the form of a promissory under our 1998 Stock Option and Grant Plan.

    (6) On September 2, 1999 we issued 30,000 shares of Series B 8% Redeemable Preferred Stock and 8,000 shares of Series B Convertible Participating Preferred Stock to several stockholders in exchange for all outstanding shares of our Series A 8% Redeemable Preferred Stock and Convertible Preferred Stock.

    (7) As of September 30, 1999, we have granted options to purchase 239,687 shares of common stock to employees and directors under our 1998 Stock Option and Grant Plan. Options to purchase 10,937 of these shares have been cancelled without being exercised, none have been exercised and options to purchase 227,813 shares remain outstanding.

    All of the above sales were made in reliance on Rule 701, Regulation D or Section 4(2) under the Securities Act. With regard to our reliance upon the exemptions set forth in the previous sentence, we made certain inquiries to establish that such sales qualified for such exemptions from the registration requirements. In particular, we confirmed that: (i) all offers of sales and sales were made by personal contact from our officers or directors or other persons closely associated with us; (ii) each investor made representations that he or she was sophisticated in relation to this investment (and we have no reason to believe such representations were incorrect); (iii) each purchaser gave assurance of investment intent and the certificates for the shares bear a legend accordingly; and (iv) offers and sales within any offering were made to a limited number of persons.

Item 16.  Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

Exhibit No.	Description

1.1*	Form of Underwriting Agreement
2.1	Stock Purchase and Redemption Agreement, dated February 18, 1998 between Robert Cummins and Fargo Electronics, Inc.
3.1	Amended and Restated Articles of Incorporation (as currently in effect)
3.2*	Certificate of Incorporation (as will be in effect upon completion of the offering)
3.3	Bylaws (as currently in effect)
3.4*	Bylaws (as will be in effect upon completion of the offering)
3.5*	Certificate of Ownership and Merger, dated , 2000, between Fargo Electronics, Inc., a Minnesota corporation and Fargo Electronics, Inc., a Delaware corporation
3.6*	Agreement and Plan of Merger, dated , 2000, between Fargo Electronics, Inc., a Minnesota corporation and Fargo Electronics, Inc., a Delaware corporation
4.1*	Stockholder Rights Agreement
5.1*	Opinion of Oppenheimer Wolff & Donnelly LLP
10.1	Office/Warehouse Lease, dated June 15, 1996, between Fargo Electronics, Inc. and Opus Northwest L.L.C., as amended
10.2*	Amended and Restated 1998 Stock Option and Grant Plan
10.3	Form of Restricted Stock Agreement under the Amended and Restated 1998 Stock Option and Grant Plan
10.4	Form of Non-qualified Stock Option Agreement under the Amended and Restated 1998 Stock Option and Grant Plan
10.5	Form of Incentive Stock Option under the Amended and Restated 1998 Stock Option and Grant Plan
10.6	Technology and Trademark License Agreement, dated February 17, 1998, between Fargo Electronics, Inc. and Primera Technology, Inc.
10.7	Consulting Agreement, dated March 16, 1999, between Fargo Electronics, Inc. and William Gibbs
10.8	Amended and Restated Employment Agreement, dated April 15, 1999, between Fargo Electronics, Inc. and Gary R. Holland
10.9	Form of Indemnification Agreement for directors and executive officers of Fargo Electronics, Inc.
10.10*	Stockholders' Agreement, dated February 18, 1998, between Fargo Electronics, Inc., Robert Cummins and certain Investors, as amended
10.11	Revolving Credit and Term Loan Agreement, dated February 18, 1998, between Fargo Electronics, Inc. and BankBoston, N.A., as amended.
10.12	Subordination Agreement, dated February 18, 1998, by and between Fargo Electronics, Inc., Robert Cummins and BankBoston, N.A.
10.13	Subordinated Promissory Note dated February 18, 1998 between Fargo Electronics, Inc. and Robert Cummins
10.14	Security Agreement, dated February 18, 1998, between Fargo Electronics, Inc. and BankBoston, N.A.
10.15	Trademark Collateral Security and Pledge Agreement, dated February 18, 1998, between Fargo Electronics, Inc. and BankBoston, N.A.
10.16	Patent Collateral Assignment and Security Agreement, dated February 18, 1998, between Fargo Electronics, Inc. and BankBoston, N.A.
10.17*	Consent of Oppenheimer Wolff & Donnelly LLP (to be included in Exhibit 5.1)
10.18	Non-Compete Agreement dated Feb. 18, 1998 between Fargo Electronics, Inc., Robert Cummins and Primera Technology, Inc.
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Arthur Andersen LLP
23.3	Consent of Larson, Allen, Weishair & Co., LLP
24.1	Power of Attorney (included on page II-5 hereto)
27.1	Financial Data Schedule

*To be filed by amendment.

  (b)
  Financial Statement Schedules.

    The following financial statement schedule is included herein and should be read in conjunction with the financial statements referred to above:

    Reports of Independent Accountants on Financial Statement Schedule

    Schedule II. Valuation and Qualifying Accounts

    All other schedules are omitted as the required information is unapplicable or the information is presented in the financial statements or related notes.

Item 17.  Undertakings.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or Bylaws of the Registrant, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

      (1) It will provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

      (2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Minneapolis, Minnesota on this 12th day of November, 1999.

FARGO ELECTRONICS, INC.
By:	/s/ GARY R. HOLLAND Gary R. Holland President and Chief Executive Officer	By:	/s/ KENT O. LILLEMOE Kent O. Lillemoe Chief Financial Officer

POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Gary R. Holland and Kent O. Lillemoe, and each one of them acting singly, as such persons true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any additional Registration Statements filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated, on November 12, 1999.

Signature	Title	Date

/s/ GARY R. HOLLAND Gary R. Holland	Director, President and Chief Executive Officer (Principal Executive Officer)	November 12, 1999
/s/ KENT O. LILLEMOE Kent O. Lillemoe	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 12, 1999
/s/ MICHAEL C. CHILD Michael C. Child	Director	November 12, 1999
/s/ EVERETT V. COX Everett V. Cox	Director	November 12, 1999
/s/ WILLIAM H. GIBBS William H. Gibbs	Director	November 12, 1999
/s/ ELAINE A. PULLEN Elaine A. Pullen	Director	November 12, 1999

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement
2.1	Stock Purchase and Redemption Agreement, dated February 18, 1998 between Robert Cummins and Fargo Electronics, Inc.
3.1	Amended and Restated Articles of Incorporation (as currently in effect)
3.2*	Certificate of Incorporation (as will be in effect upon completion of the offering)
3.3	Bylaws (as currently in effect)
3.4*	Bylaws (as will be in effect upon completion of the offering)
3.5*	Certificate of Ownership and Merger, dated , 2000, between Fargo Electronics, Inc., a Minnesota corporation and Fargo Electronics, Inc., a Delaware corporation
3.6*	Agreement and Plan of Merger, dated , 2000, between Fargo Electronics, Inc., a Minnesota corporation and Fargo Electronics, Inc., a Delaware corporation
4.1*	Stockholder Rights Agreement
5.1*	Opinion of Oppenheimer Wolff & Donnelly LLP
10.1	Office/Warehouse Lease, dated June 15, 1996, between Fargo Electronics, Inc. and Opus Northwest L.L.C., as amended
10.2*	Amended and Restated 1998 Stock Option and Grant Plan
10.3	Form of Restricted Stock Agreement under the Amended and Restated 1998 Stock Option and Grant Plan
10.4	Form of Non-qualified Stock Option Agreement under the Amended and Restated 1998 Stock Option and Grant Plan
10.5	Form of Incentive Stock Option under the Amended and Restated 1998 Stock Option and Grant Plan
10.6	Technology and Trademark License Agreement, dated February 17, 1998, between Fargo Electronics, Inc. and Primera Technology, Inc.
10.7	Consulting Agreement, dated March 16, 1999, between Fargo Electronics, Inc. and William Gibbs
10.8	Amended and Restated Employment Agreement, dated April 15, 1999, between Fargo Electronics, Inc. and Gary R. Holland
10.9	Form of Indemnification Agreement for directors and executive officers of Fargo Electronics, Inc.
10.10*	Stockholders' Agreement, dated February 18, 1998, between Fargo Electronics, Inc., Robert Cummins and certain Investors, as amended
10.11	Revolving Credit and Term Loan Agreement, dated February 18, 1998, between Fargo Electronics, Inc. and BankBoston, N.A., as amended.
10.12	Subordination Agreement, dated February 18, 1998, by and between Fargo Electronics, Inc., Robert Cummins and BankBoston, N.A.
10.13	Subordinated Promissory Note dated February 18, 1998 between Fargo Electronics, Inc. and Robert Cummins
10.14	Security Agreement, dated February 18, 1998, between Fargo Electronics, Inc. and BankBoston, N.A.
10.15	Trademark Collateral Security and Pledge Agreement, dated February 18, 1998, between Fargo Electronics, Inc. and BankBoston, N.A.
10.16	Patent Collateral Assignment and Security Agreement, dated February 18, 1998, between Fargo Electronics, Inc. and BankBoston, N.A.
10.17*	Consent of Oppenheimer Wolff & Donnelly LLP (to be included in Exhibit 5.1)
10.18	Non-Compete Agreement dated Feb. 18, 1998 between Fargo Electronics, Inc., Robert Cummins and Primera Technology, Inc.
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Arthur Andersen LLP
23.3	Consent of Larson, Allen, Weishair & Co., LLP
24.1	Power of Attorney (included on page II-5 hereto)
27.1	Financial Data Schedule

*To be filed by amendment.

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TABLE OF CONTENTS

SUMMARY
Fargo Electronics, Inc.
Corporate Information
The Offering

Summary Financial Data (In thousands, except per share data)

RISK FACTORS
Risks Related to our Business
Risks Related to this Offering and our Common Stock

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA (in thousands, except per share data)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS

MANAGEMENT
Summary Compensation Table
CERTAIN TRANSACTIONS

PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
CHANGE IN INDEPENDENT ACCOUNTANTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION

INDEX TO FINANCIAL STATEMENTS

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

SIGNATURES
POWER OF ATTORNEY

EXHIBIT INDEX